
13001429

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)
[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 5(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Year ended December 31, 2012

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM TO
Commission File Number 000-08187

NEW CONCEPT ENERGY, INC.

(Exact name of registrant as specified in its charter)

Nevada	**75-2399477**
(State or other jurisdiction of Incorporation or organization)	(IRS Employer Identification Number)
1603 LBJ Freeway, Suite 300 Dallas, Texas	**75234**
(Address of principal executive offices)	**(Zip Code)**
Registrant's Telephone Number including area code	**(972) 407-8400**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
Common Stock, $0.01 par value	**NYSE MKT**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. **Yes [ ] No [X]**

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. **Yes [ ] No [X]**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes [X] No [ ]**

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website if any, every interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. **[X]**

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). **Yes [ ] No [X]**
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act. **Yes [ ] No [X]**

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	______	Accelerated filer	______
Non-accelerated filer	______	Smaller reporting company	__X__

The aggregate market value of the shares of voting and non-voting common equity held by non-affiliates of the Registrant, computed by reference to the closing price at which the common equity was last sold which was the sales price of the Common Stock on the NYSE MKT as of June 30, 2012 (the last business day of the Registrant's most recently completed second fiscal quarter) was $923,000 based upon a total of 895,982 shares held as of June 30, 2012 by persons believed to be non-affiliates of the Registrant. The basis of the calculation does not constitute a determination by the Registrant as defined in Rule 405 of the Securities Act of 1933, as amended, such calculation, if made as of a date within sixty days of this filing, would yield a different value.

As of March 29, 2013, there were 1,946,935 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE: NONE

NEW CONCEPT ENERGY, INC.
Index to Annual Report on Form 10-K
Fiscal year ended December 31, 2012

NEW CONCEPT ENERGY, INC.

Forward-Looking Statements

Certain statements in this Form 10-K are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. The words "estimate", "plan", "intend", "expect", "anticipate", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this Report and in the documents incorporated herein by reference. New Concept Energy, Inc. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that our expectations are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. Important factors that could cause our actual results to differ from estimates or projections contained in any forward-looking statements are described under Item 1A. Risk Factors beginning on page -8-.

PART I

Item 1. Business

New Concept Energy, Inc. ("New Concept", "NCE" or the "Company" or "we" or "us") was incorporated in Nevada on May 31, 1991, under the name Medical Resource Companies of America, Inc. The Company is the successor-by-merger to Wespac Investors Trust, a California business trust that began operating in 1982. On March 26, 1996, the name was changed to Greenbriar Corporation. On February 8, 2005, the name of the Company was changed to CabelTel International Corporation. On May 21, 2008, the name of the company was changed to New Concept Energy, Inc.

Oil and Gas Operations

The Company, through its wholly owned subsidiaries Mountaineer State Energy, Inc. and Mountaineer State Operations, LLC. operates oil and gas wells and mineral leases in Athens and Meigs Counties in Ohio and in Calhoun, Jackson and Roane Counties in West Virginia. The vast majority of this oil & gas operation was acquired through the acquisition of the Carl E. Smith Companies in 2008. As of December 31, 2012 the Company has 152 producing gas wells, 31 non-producing wells and related equipment and mineral leases covering approximately 20,000 acres.

With the exception of 8 wells that were drilled during the past two years the wells in West Virginia and Ohio were drilled in the 1960's, the majority were drilled in the 1970's and 1980's. The majority of wells are located on leased property under mineral rights contracts.

Estimates of total, proved net oil or gas reserves

Reserve Rule Changes: During 2009, the SEC issued its final rule on the modernization of oil and gas reporting (the "Reserve Ruling") and the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update No. 2010-03 ("ASU 2010-03") "Extractive Industries – Oil and Gas," which aligns the estimation and disclosure requirements of FASB Accounting Standards Codification Topic 932 with the Reserve Ruling. The Reserve Ruling and ASU 2010-03 are effective for Annual Reports on Form 10-K for fiscal years ending on or after December 31, 2009. The key provisions of the Reserve Ruling and ASU 2010-03 are as follows:

- Expanding the definition of oil and gas-producing activities to include the extraction of saleable hydrocarbons, in the solid, liquid or gaseous state, from oil sands, coal beds or other nonrenewable natural resources that are intended to be upgraded into synthetic oil or gas, and activities undertaken with a view to such extraction;
- Amending the definition of proved oil and gas reserves to require the use of an average of the first-day-of-the-month commodity prices during the 12-month period ending on the balance sheet date rather than the period-end commodity prices;
- Adding to and amending other definitions used in estimating proved oil and gas reserves, such as "reliable technology" and "reasonable certainty";
- Broadening the types of technology that an issuer may use to establish reserves estimates and categories; and,
- Changing disclosure requirements and providing formats for tabular reserve disclosures.

According to our independent reserve engineering firm, Lee Keeling & Associates, Inc. as of December 31, 2012, our Proved Reserves in Ohio and West Virginia were approximately 2.8 million Mcf of natural gas and 104 thousand Bbls of oil. Of the total Proved Reserves, approximately 22% were Proved Developed Reserves. As of December 31, 2012, the related PV-10 of our Proved Reserves was approximately $10.7 million from Ohio & West Virginia. Additionally the company has other Proved Reserves of approximately $250 thousand in Fayetteville Arkansas.

Additional Oil and Gas Information

Production

2012 –259,000 Mcf of natural gas and 6,396 Bbls of oil
2011 - 215,000 Mcf of natural gas and 5,074 Bbls of oil
2010 - 235,000 Mcf of natural gas and 1,855 Bbls of oil

Average sales price per unit

2012 - $3.65 per Mcf and $92.43per Bbls
2011 - $5.29 per Mcf and $92.98per Bbls
2010 - $6.37 per Mcf and $74.54 per Bbls

Average production cost per unit

2012 - $0.86 per Mcf and Bbls
2011 - $0.79 per Mcf and Bbls
2010 - $0.49 per Mcf and Bbls
2009 - $0.30 per Mcf

Productive wells

2012 – 152
2011 – 150
2010 – 131

Developed acreage – approximately 20,000 acres

Drilling activity – The Company acquired the operations in Ohio and West Virginia in October 2008 and initially focused on networking existing gas wells. During 2011 the Company has drilled 8 wells at a total cost of approximately $950,000.

Retirement Community

The Company leases and operates Pacific Pointe Retirement Inn ("Pacific Pointe") in King City, Oregon. Pacific Pointe began operations in 1993, has a capacity of 114 residents and provides community living with basic services such as meals, housekeeping, laundry, 24/7 staffing, transportation and social and recreational activities. These residents do not yet need assistance or support with activities of daily living but prefer the physical and psychological comfort of a residential community of like-minded people and access to senior-oriented services.

At Pacific Pointe, the Company's marketing and sales efforts are undertaken at the local level. These efforts are intended to create awareness of our community and its services among prospective residents, their families, other key decision-makers and professional referral sources.

The average occupancy and lease rate per resident for our one retirement facility is as follows:

	Average Occupancy	Average Monthly Rate
December 2012	92.1%	$2,225
December 2011	90.5%	$2,191
December 2010	91.3%	$2,139
December 2009	93.8%	$2,123
December 2008	96.7%	$2,052

Business Strategy

The Company is a Nevada corporation which owns and operates oil and gas wells in Ohio and West Virginia.

The Company intends to continue to pursue acquisition of undervalued or distressed oil and gas related businesses, as well as additional acquisitions of oil and gas leases. The Company may choose to develop or resell the acquired acreage as management deems most beneficial to the Company.

The Company intends to maintain its interest in the retirement center it currently operates, however, management intends to focus its efforts on oil and gas and energy related investments.

Insurance

The Company currently maintains property and liability insurance intended to cover claims in its oil and gas operations, retirement community and corporate operations. The provision of personal services entails an inherent risk of liability compared to more institutional long-term care communities. The Company also carries property insurance on each of its owned and leased properties, as appropriate.

Employees

At December 31, 2012, the Company employed, in all segments, 50 people (24 full-time and 26 part-time). The Company believes it maintains good relationships with its employees. None of the Company's employees are represented by a collective bargaining group.

The Company's operations are subject to the Fair Labor Standards Act. Many of the Company's employees are paid at rates related to the minimum wage and any increase in the minimum wage will result in an increase in labor costs.

Management is not aware of any non-compliance by the Company as regards applicable regulatory requirements that would have a material adverse effect on the Company's financial condition or results of operations.

Quality Assurance

Energy Philosophy – The Company is committed to the preservation and enhancement of the environment in which we operate. We are philosophically and operationally focused to continually prioritize the sensitivity of our ecological system in which we develop resources for our generation as well as our children's. Management's legacy is to prove that the energy industry can develop the earth's natural resources with clean and efficient technologies while preserving its fragile beauty. Our technologies directly and significantly reduce the impact of our operations on nature and wildlife by minimizing surface disturbance.

Retirement Center Philosophy – The Company's philosophy of management is to demonstrate by its actions and require from its employees high standards of personal integrity, to develop a climate of openness and trust, to demonstrate respect for human dignity in every circumstance, to be supportive in all relationships, to promote teamwork by involving employees in the management of their own work and to promote the free expression of ideas and opinions. In operating a retirement community, our commitment to quality assurance is designed to achieve a high degree of resident and family member satisfaction with the care and services the Company provides.

Regular Property Inspections – Property inspections are conducted by corporate personnel. These inspections cover the appearance of the exterior and grounds, the appearance and cleanliness of the interior, the professionalism and friendliness of staff and notes on maintenance.

Marketing

The Company's sell most of its natural gas production to one purchaser and all of its oil production to one purchaser. While there is an available market for crude oil and natural gas production, we cannot be assured that the loss of this purchaser would not have a material impact on the Company.

At Pacific Pointe, the Company's marketing and sales efforts are undertaken at the local level. These are intended to create awareness of our property and its services among prospective residents, their families and other key referral sources. The property engages in traditional types of marketing activities such as special events, radio spots, direct mailings, print advertising, signs and yellow page advertising. These marketing activities and media advertisements are directed to potential customers.

Government Regulation

Management is not aware of any non-compliance by the Company of applicable regulatory requirements that would have a material adverse effect on the Company's financial condition or results of operations.

Competition

The oil and natural gas industry is highly competitive. We encounter strong competition from other independent operators and from major oil companies in acquiring properties, contracting for drilling equipment and securing trained personnel. Many of these competitors have financial and technical resources and personnel substantially larger than ours. As a result, our competitors may be able to pay more for desirable leases, or to evaluate, bid for and purchase a greater number of properties or prospects than our financial or personnel resources will permit.

We are also affected by competition for drilling rigs and the availability of related equipment. In the past, the oil and natural gas industry has experienced shortages of drilling rigs, equipment, pipe and personnel, which has delayed development drilling and other exploitation activities and has caused significant price increases. We are unable to predict when, or if, such shortages may again occur or how they would affect our development and exploitation program.

Competition is also strong for attractive oil and natural gas producing properties, undeveloped leases and drilling rights, and we cannot assure you that we will be able to compete satisfactorily. Many large oil companies have been actively marketing some of their existing producing properties for sale to independent producers. We regularly evaluate acquisition opportunities and submit bids as part of our growth strategy.

Our retirement community is in a highly competitive environment which and will continue to become increasingly competitive in the future. The Company competes with other retirement companies and numerous other companies providing similar long-term care alternatives, such as home healthcare agencies, community-based service programs and convalescent centers (nursing homes).

Available Information

The Company maintains an internet website at *www.newconceptenergy.com*. The Company has available through the website, free of charge, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act") and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the Securities and Exchange Commission. In addition, the Company has posted the charters for our Audit Committee, Compensation Committee and Governance and Nominating Committee, as well as our Code of Business Conduct and Ethics, Corporate Governance Guidelines on Director Independence and other information on the website. These charters and principles are not incorporated in this Report by reference. The Company will also provide a copy of these documents free of charge to stockholders upon request. The Company issues Annual Reports containing audited financial statements to its common stockholders.

Item 1A. Risk Factors

Risks Related to the Company

An investment in our securities involves various risks. An investor should carefully consider the following risk factors in conjunction with the other information in this report before trading our securities.

The oil & gas industry is highly competitive. Competition for leasehold interests, subcontractors and qualified employees are keen and we are competing against companies that are larger, more experienced and better capitalized than we are.

Our governing documents contain anti-takeover provisions that may make it more difficult for a third party to acquire control of us. Our Articles of Incorporation contain provisions designed to discourage attempts to acquire control of the Company by a merger, tender offer, proxy contest or removal of incumbent management without the approval of our Board of Directors. As a result, a transaction which otherwise might appear to be in your best interests as a stockholder could be delayed, deferred or prevented altogether, and you may be deprived of an opportunity to receive a premium for your shares over prevailing market rates. The provisions contained in our Articles of Incorporation include:

- the requirement of an 80% vote to make, adopt, alter, amend, change or repeal our Bylaws or certain key provisions of the Articles of Incorporation that embody, among other things, the anti-takeover provisions;
- the so-called business combination "control act" requirements involving the Company and a person that beneficially owns 10% or more of the outstanding common stock except under certain circumstances; and
- the requirement of holders of at least 80% of the outstanding Common Stock to join together to request a special meeting of stockholders.

As of March 30, 2013, a group of entities owned and controlled approximately 42% of the Company's outstanding common stock. This group has significant voting power to block any attempted change in control – See Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

The Company's principal offices are located at 1603 LBJ Freeway Suite 300, Dallas, Texas 75234. The Company believes this space is presently suitable, fully utilized and will be adequate for the foreseeable future.

Retirement Community

The Company under a long term lease operates Pacific Pointe Retirement Inn ("Pacific Pointe") in King City, Oregon. Pacific Pointe began operations in 1993, has a capacity of 114 residents and provides community living with basic services such as meals, housekeeping, laundry, 24/7 staffing, transportation and social and recreational activities. These residents do not yet need assistance or support with activities of daily living but prefer the physical and psychological comfort of a residential community of like-minded people and access to senior-oriented services.

The Company's retirement community is suitable, fully utilized and adequate for the purpose to which it is devoted.

Oil and Gas

Reserve Estimation

The Company's producing properties have been in production for over 20 years. Because individual well production volumes were not available, composite production decline curves were constructed for each of the five counties in which these wells are located. All five composite decline curves exhibit well-established production decline trends. After reviewing all available information, it was determined that the most reliable method of estimating the Proved Developed Producing Reserves was by extrapolation of the existing production decline trends to the economic limit of production.

Proved Undeveloped Reserves were estimated by analogy to currently producing wells in the various areas producing from the same formations.

The Company's reserve reports are prepared by independent petroleum engineers. The process used to control the information provided to the independent petroleum engineers includes an initial compilation of production data by experienced senior management personal in the Company's field office. This data is independently reviewed by appropriate personal in the Company's corporate office prior to being submitted to the independent petroleum engineer. The submitted data is ultimately compared to the final reserve report and then agreed to the financial statement disclosures prepared by the Company.

The Company uses the petroleum engineering firm of Lee Keeling and Associates, Inc. to prepare its reserve estimates and future net revenues from its oil and gas properties. The work is performed by a registered professional engineer who is a member of the Society of Petroleum Engineers with over 40 years of experience in the oil and gas industry.

Development plan

In September 2008, the Company through its acquisition of Carl E. Smith, Inc. (now known as Mountaineer State Energy, Inc.) acquired 20,000 acres of mineral rights in Ohio and West Virginia. The 20,000 acres are both surrounded and interspersed of hundreds of existing wells of which 138 producing wells were owned by the Company and other non-related entities owned the rest of such wells. The entire area has pipelines in place and decades of information regarding reserves.

In connection with the acquisition, the Company formulated a development plan to first rework existing wells, to improve production using modern technology (both in proved developed and proved undeveloped reserves), and to follow up with the drilling of new wells. The Company's plan is to use the current knowledge of the area and new technologies available to both rework its existing wells and drill new wells.

During 2011 the Company drilled 8 new oil wells.

Proved Reserves

The following table presents our estimated proved reserves as of December 31, 2012. These estimates correspond with the method used in presenting the "Supplemental Information on Oil and Gas Operations" in Note O to our consolidated financial statements included in this report.

	Gas (MMCF)	Oil (MBBLS)
Proved Reserves		
U.S. Onshore		
Developed Producing	593	35
Developed Non-Producing	-	-
Undeveloped	2,256	68
Total Proved Reserves	2,849	103

The following table presents the changes in our total proved undeveloped reserves.

	Gas (MMCF)	Oil (MBBLS)
Proved undeveloped reserves as of December 31, 2011	1,447	47
Revaluation of undeveloped reserves	809	21
Conversion to proved developed reserves	-	-
Proved undeveloped reserves as of December 31, 2012	2,256	68

Well Statistics

The following table sets forth our wells (all natural gas) as of December 31, 2012.

	Wells	
	Gross (1)	Net (2)
U.S. Onshore		
Producing	152	148
Non-Producing	31	31
Total wells	183	179

(1) Gross wells are the sum of all wells in which we own an interest.
(2) Net wells are gross wells multiplied by our fractional working interests on the well.

Acreage Statistics

The following table sets forth our developed and undeveloped oil and gas lease and mineral acreage as of December 31, 2012.

	Acres	
	Gross (1)	Net (2)
U. S Onshore		
Developed	19,375	19,375
Undeveloped	-	-
Total Acreage	19,375	19,375

(1) Gross acres are the sum of all acres in which we own an interest.
(2) Net acres are gross acres multiplied by our fractional working interests on the acreage.

Item 3. Legal Proceedings

Carlton Energy Group, LLC

In December 2006, Carlton Energy Group, LLC ("Carlton") instituted litigation against an individual, Eurenergy Resources Corporation ("Eurenergy") and several other entities including the Company (which was then known as CabelTel International Corporation) alleging tortuous conduct, breach of contract and other matters and as to the Company that it was the alter ego of Eurenergy. The Carlton claims were based upon an alleged tortuous interference with a contract by the individual and Eurenergy related to the right to explore a coal bed methane concession in Bulgaria which had never (and has not to this day) produced a drop of hydrocarbons. At no time during the pendency of this project or since did the Company or any of its officers or directors have any interest whatsoever in the success or failure of the so-called "Bulgaria Project". However, in the litigation, Carlton alleged that the Company was the "alter-ego" of certain of the other Defendants including Eurenergy.

Following a jury trial in 2009, the Trial Court (295th District Court of Harris County, Texas) reduced the actual damages found by the jury of $66.5 million and entered judgment against EurEnergy and the individual jointly and severally for $31.16 million in actual damages on its tortuous-interference claim and the Court further assessed exemplary damages against The individual and EurEnergy in the amount of $8.5 million each. The Court granted a judgment for the Company finding that it was not the "alter ego" of any of the other parties and thereby would not incur any damages.

Cross appeals were filed by Carlton, the individual and EurEnergy to the Court of Appeals for the First District of Texas (the "Court of Appeals") which rendered its opinion on February 14, 2012. The Court of Appeals opinion, among other things, reinstated the jury award of actual damages jointly and severely against the individual and EurEnergy in the amount of $66.5 million and overturned the Trial Court's ruling favorable to the Company rendering a judgment for that amount plus exemplary damages against the Company as the "alter ego" of Eurenergy.

The Company, and the other defendants, filed a Petition for Review of the Court of Appeals Opinion with the Supreme Court of the State of Texas. After requesting a response from the Plaintiff the Supreme Court requested full briefing on the merits. In March 2013 the Supreme Court granted the Petition for Review and the court will hear oral arguments later in 2013.

The Company vigorously denies that it is the "alter ego" of any other entity; further the Company strongly believes that the Court of Appeals opinion is erroneous in concluding that the Company is an "alter ego" of any other entity which is contrary to Nevada substantive law. There are also questions regarding the underlying liability of EurEnergy and if Eurenergy is successful in its petition for review or, even if unsuccessful if the Company is successful on its positions described above, the Trial Court's judgment could be reinstated and the Company would have no liability on this claim.

Chesapeake Exploration Limited Partnership and Chesapeake Operating, Inc. ("Chesapeake")

In January 2006, the Company entered into a joint operating agreement evidencing its acquisition of a 5% interest in two gas wells being drilled and ultimately operated by Chesapeake. The Company relied on the cost projections provided by Chesapeake to make its investment decision. Subsequent to its investment, the Company received an invoice from Chesapeake for $556,217 which, according to Chesapeake, represents the Company's 5% share of additional costs incurred by Chesapeake in drilling the wells. The Company believes that these additional costs far exceed any reasonable expense that should have been incurred in drilling the two wells and were incurred without notifying the Company of such expenses. The Company has requested an accounting of the additional expenses and a reconciliation of the final costs to the cost estimates previously presented. In April 2007, Chesapeake filed a lawsuit against the Company and others in District Court of Tarrant County, Texas.

In March 2011, Chesapeake received a summary judgment award including prejudgment interest for $686,874 plus $65,000 in legal fees. The judgment did however acknowledge that the plaintiff did not pay the company for it's pro rata share of the gas produced by the two wells

The Company has appealed the judgment to the Court of Appeals which reduced the judgment by approximately $16,000 but otherwise affirmed the lower court ruling. The company filed an appeal with the Texas Supreme Court however on February 15, 2013 the Supreme Court denied the petition.

The Company is pursuing its legal remedies to collect for the gas that has been previously produced. As of December 2012 the Company has recorded a net liability due Chesapeake of $491,000.

Item 4. Mine Safety Disclosures

Not Applicable

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

The common stock of the Company is listed and traded on the NYSE MKT using the symbol "GBR". The following table sets forth the high and low sales prices as reported in the reporting system of the NYSE MKT and other published financial sources

	2012		2011	
	High	Low	High	Low
First Quarter	3.70	2.06	6.76	2.96
Second Quarter	1.85	1.03	3.87	2.23
Third Quarter	1.12	0.90	2.53	1.85
Fourth Quarter	1.66	0.94	2.39	1.76

On March 22, 2013 the closing price of the Company's common stock was $1.25 per share. According to the Transfer Agent's records, at March 27, 2012 our common stock was held by approximately 405 holders of record.

Dividends

The Company paid no dividends on its common stock in 2012 or 2011. The Company has not paid cash dividends on its common stock during at least the last ten fiscal years and it has been the policy of the Board of Directors of the Company to retain all earnings to pay down long-term debt and finance future expansion and development of its businesses. The payment of dividends, if any, will be determined by the Board of Directors in the future in light of conditions then existing, including the Company's financial condition and requirements, future prospects, restrictions in financing agreements, business conditions and other factors deemed relevant by the Board of Directors.

Purchases of Equity Securities

The Board of Directors has not authorized the repurchase of any shares of its common stock under any share repurchase program, except when stockholders owning less than one round lot (100 shares) so request, the Company will purchase shares at market closing on the last trading day prior to receipt of the certificate(s). The Company repurchased no shares during the three months ended December 31, 2012.

Item 6. Selected Financial Data

The selected consolidated financial data presented below are derived from the Company's audited financial statements.

	December 31,		
	2012	2011	2010
	(amounts in thousands, except per share amounts)		
Operating revenue	$ 3,944	$ 3,901	$ 4,213
Operating expenses	5,766	5,762	4,257
Operating profit (loss)	(1,822)	(1,861)	(44)
Earnings (loss) from continuing operations before income taxes	168	(11,793)	(11)
Income tax (expense)	—	—	—
Earnings (loss) from continuing operations	168	(11,793)	(11)
NET EARNINGS (LOSS)	$ 168	$ (11,793)	$ (11)
Earnings (loss) per common share – basic and diluted			
Continuing operations	$ 0.09	$ (6.05)	$ (0.01)
Net earnings per share	$ 0.09	$ (6.05)	$ (0.01)
Basic weighted average common shares	1,947	1,947	1,947
Balance Sheet Data:			
Total assets	$ 12,484	$ 13,450	$ 24,067
Long-term debt	2,857	3,431	2,984
Asset retirement obligation	2,770	2,702	2,573
Total liabilities	5,838	6,972	5,796
Total stockholders equity	$ 6,646	$ 6,478	$ 18,271

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview

The Company, through its wholly owned subsidiaries Mountaineer State Energy, Inc. and Mountaineer State Operations, LLC. operates oil and gas wells and mineral leases in Athens and Meigs Counties in Ohio and in Calhoun, Jackson and Roane Counties in West Virginia. The vast majority of this oil & gas operation was acquired through the acquisition of the Carl E. Smith Companies in 2008 As of March 29, 2013 the Company has 152 producing gas wells, 31 non-producing wells and related equipment and mineral leases covering approximately 20,000 acres.

With the exception of 8 wells that were drilled during the past two years the wells in West Virginia and Ohio were drilled in the 1960's, the majority were drilled in the 1970's and 1980's. The majority of wells are located on leased property under mineral rights contracts.

A component of the purchase price for the acquisition of Carl E. Smith, Inc were certain non interest bearing long term obligations which the Company will paid out over the next 15 years. The Company has evaluated the above notes and after factoring in certain offsets provided for in the agreement has valued the above obligations at $1,498,000 at December 31, 2012.

As of December 31, 2012, the Company leased one independent living community in Oregon, with a capacity of 114 residents.

A number of years ago the Company has owned, leased and operated assisted living and retirement communities throughout the United States. During that period of time the Company has both acquired and sold over seventy communities. The property in Oregon is a holdover from that time period. While not an integral part of our business plan the one remaining facility is profitable and it is anticipated that it will remain a part of the Company's operations.

Critical Accounting Policies and Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Certain of the Company's accounting policies require the application of judgment in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments and estimates are based upon the Company's historical experience, current trends and information available from other sources that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies are more significant to the judgments and estimates used in the preparation of its consolidated financial statements. Revisions in such estimates are recorded in the period in which the facts that give rise to the revisions become known.

Oil and Gas Property Accounting

The Company uses the full cost method of accounting for its investment in oil and natural gas properties. Under this method of accounting, all costs of acquisition, exploration and development of oil and natural gas properties (including such costs as leasehold acquisition costs, geological expenditures, dry hole costs, tangible and intangible development costs and direct internal costs) are capitalized as the cost of oil and natural gas properties when incurred.

The full cost method requires the Company to calculate quarterly, by cost center, a "ceiling," or limitation on the amount of properties that can be capitalized on the balance sheet. To the extent capitalized costs of oil and natural gas properties, less accumulated depletion and related deferred taxes exceed the sum of the discounted future net revenues of proved oil and natural gas reserves, the lower of cost or estimated fair value of unproved properties subject to amortization, the cost of properties not being amortized, and the related tax amounts, such excess capitalized costs are charged to expense. Beginning December 31, 2009, full cost companies use the unweighted arithmetic average first day of the month price for oil and natural gas for the 12-month period preceding the calculation date to calculate the future net revenues of proved reserves. Prior to December 31, 2009, companies used the price in effect at the calculation date and had the option, under certain circumstances, to elect to use subsequent commodity prices if they increased after the calculation date.

The Company assesses any unproved oil and gas properties on an annual basis for possible impairment or reduction in value. The Company assesses properties on an individual basis or as a group if properties are individually insignificant. The assessment includes consideration of the following factors, among others: intent to drill; remaining lease term; geological and geophysical evaluations; drilling results and activity; the assignment of proved reserves; and the economic viability of development if proved reserves are assigned. During any period in which these factors indicate an impairment of unproved properties not subject to amortization, the associated costs incurred to date for such properties are then included in unproved properties subject to amortization.

Oil and Gas Reserves

Our proved oil and gas reserves are estimated by independent petroleum engineers. Reserve engineering is a subjective process that is dependent upon the quality of available data and the interpretation thereof, including evaluations and extrapolations of well flow rates and reservoir pressure. Estimates by different engineers often vary, sometimes significantly. In addition, physical factors such as the results of drilling, testing and production subsequent to the date of an estimate, as well as economic factors such as changes in product prices, may justify revision of such estimates. Because proved reserves are required to be estimated using prices at the date of the evaluation, estimated reserve quantities can be significantly impacted by changes in product prices.

Depreciation, depletion and amortization ("DD&A") of producing properties is computed on the unit-of-production method based on estimated proved oil and gas reserves. While total DD&A expense for the life of a property is limited to the property's total cost, proved reserve revisions result in a change in timing of when DD&A expense is recognized. Downward revisions of proved reserves result in an acceleration of DD&A expense, while upward revisions tend to lower the rate of DD&A expense recognition.

The standardized measure of discounted future net cash flows and changes in such cash flows are prepared using assumptions required by the Financial Accounting Standards Board and the Securities and Exchange Commission. Such assumptions include using year-end oil and gas prices and year-end costs for estimated future development and production expenditures. Discounted future net cash flows are calculated using a 10% rate. Changes in any of these assumptions could have a significant impact on the standardized measure. Accordingly, the standardized measure does not represent management's estimated current market value of proved reserves.

The Company's allowance for doubtful accounts receivable and notes receivable is based on an analysis of the risk of loss on specific accounts. The analysis places particular emphasis on past due accounts. Management considers such information as the nature and age of the receivable, the payment history of the tenant, customer or other debtor and the financial condition of the tenant or other debtor. Management's estimate of the required allowance, which is reviewed on a quarterly basis, is subject to revision as these factors change.

Deferred Tax Assets

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. The future recoverability of the Company's net deferred tax assets is dependent upon the generation of future taxable income prior to the expiration of the loss carry forwards. At December 31, 2012, the Company had a deferred tax asset due to tax deductions available to it in future years. However, as management could not determine that it was more likely than not that the benefit of the deferred tax asset would be realized, a 100% valuation allowance was established.

Liquidity and Capital Resources

At December 31, 2012, the Company had current assets of $610,000 and current liabilities of $211,000.

Cash and cash equivalents totaled $398,000 at December 31, 2012 and 109,000 at December 31, 2011. New Concept's principal sources of cash are property operations, sales of oil and gas, and proceeds from sales of assets.

Net cash provided by continuing operating activities was $501,000 in 2012, $566,000 in 2011 and $104,000 in 2010.

Net cash provided by (used in) investing activities was ($209,000) in 2012, $(1,336,000) in 2011 and $(267,000) in 2010.

Net cash provided by (used in) financing activities was ($3,000) in 2012, $820,000 in 2011 and $67,000 in 2010.

Results of Operations

Fiscal 2012 as compared to 2011

Revenues: Total revenues for 2012 and 2011 were $3.9 million. In early 2012 the Company entered into a five year agreement to sell its gas at an agreed upon price.

Operating Expenses: In 2012 the Company recorded a non-cash charge to operations of $ 912,000 pursuant to the requirements of the "full cost ceiling test ". In 2011 the Company recorded a similar write down of $1.4 million. In 2012 oil and gas operating expenses increased by $390,000 when compared to 2011 which is almost entirely due to an increase in depletion expense of $363,000. The operating expenses for the real estate operations increased by $175,000 in 2012 when compared to 2011. During 2011 the Company was in the final year of the primary 10 year lease for its retirement facility and recorded a required accounting adjustment to reduce the accounting cost of the lease by $140,000 to give effect to a even lease expense over the entire 10 years of the primary lease.

Interest Income & Expense: Interest income decreased by $360,000 in 2012 when compared to 2011 due to the Company not accruing interest income on its note receivable from Prime Income Asset Management, Inc (see Note C).

Other Income & (Expense): Other income & (expense) was $122,000 for 2012 as compared to $(155,000) in 2011. The balances in 2012 and 2011 are comprised of numerous events.

Bad Debt Expense: In 2011 the company recorded a bad debt expense with respect to a note receivable of $10 million dollars (see: Item 13. on page 26 and Footnote C on page 45 for an explanation of the transaction)

Fiscal 2011 as compared to 2010

Revenues: Total revenues for 2011 were $3.9 million compared to $4.2 million in 2011. The primary reason for the decrease was lower prices for the Company's natural gas sales. The Company does not have long term contracts for its oil and gas production and sell at the spot price with each month's deliveries. The spot price for gas decreased all throughout 2011.

Operating Expenses: In 2011 the Company recorded a non-cash charge to operations of $1.4 million pursuant to the requirements of the "full cost ceiling test "

Interest Income & Expense: Interest income decreased approximately $137,000 in 2011 when compared to 2010 due to the Company not accruing interest income on its note receivable from Prime Income Asset Management, Inc (see Note C).

Other Income & (Expense): Other income & (expense) was $(155,000) for 2011 as compared to $(340,000) expense in 2010. The balance in 2011 is comprised of numerous events. In 2010 the company had a write-off of $350,000 for an attempted acquisition that did not occur.

Bad Debt Expense: In 2011 the company recorded a bad debt expense with respect to a note receivable of $10 million dollars (see: Item 13. on page 26 and Footnote C on page 45 for an explanation of the transaction)

Item 7a: Quantitative and Qualitative Disclosures about Market Risk

All of the Company's debt is financed at fixed rates of interest. Therefore, the Company has minimal risk from exposure to changes in interest rates.

Item 8. Financial Statements

The financial statements required by this Item begin at page 34 of this Report.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based on an evaluation by our management (with the participation of our Principal Executive Officer and Principal Financial Officer), as of the end of the period covered by this report, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) were effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, to allow timely decisions regarding required disclosures.

There has been no change in our internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. There are inherent limitations to the effectiveness of any system of internal control over financial reporting. These limitations include the possibility of human error, the circumvention of overriding of the system and reasonable resource constraints. Because of its inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management's assessments and those criteria, management has concluded that Company's internal control over financial reporting was effective as of December 31, 2012.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial report. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

In preparation for management's report on internal control over financial reporting, we documented and tested the design and operating effectiveness of our internal control over financial reporting. There were no changes in our internal controls over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f)) that occurred during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Directors

The affairs of the Company are managed by the Board of Directors. The directors are elected at the Annual Meeting of Stockholders or appointed by the incumbent Board and serve until the next Annual Meeting of Stockholders, until a successor has been elected or approved, or until earlier resignation, removal or death.

It is the Board's objective that a majority of the Board consists of independent directors. For a director to be considered "independent", the Board must determine that the director does not have any direct or indirect material relationship with the Company. The Board has established guidelines to assist it in determining director independence, which conform to, or are more exacting than, the independence requirements in the American Stock Exchange listing rules. The independence guidelines are set forth in the Company's "Corporate Governance Guidelines". The text of this document has been posted on the Company's internet website at *http://www.newconceptenergy.com*, and is available in print to any stockholder who requests it. In addition to applying these guidelines, the Board will consider all relevant facts and circumstances in making an independent determination.

The Company has adopted a code of conduct that applies to all directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Stockholders may find our Code of Conduct on our internet website address at *http://www.newconceptenergy.com*. We will post any amendments to the Code of Conduct as well as any waivers that are required to be disclosed by the rules of the SEC or the NYSE MKT on our website.

Our Board of Directors has adopted charters for our Audit, Compensation and Governance and Nominating Committees of the Board of Directors. Stockholders may find these documents on our website by going to the website address *http://www.newconceptenergy.com*. Stockholders may also obtain a printed copy of the materials referred to by contacting us at the following address:

New Concept Energy, Inc.
Attn: Investor Relations
1603 LBJ Freeway, Suite 300
Dallas, Texas 75234
972-407-8400 (Telephone)

The Audit Committee of the Board of Directors is an "audit committee" for the purposes of Section 3(a) (58) of the Exchange Act. The members of that Committee are Dan Locklear (Chairman), James Huffstickler and Victor L. Lund. Mr. Locklear is qualified as an "audit committee financial expert" within the meaning of SEC regulations and the Board has determined that he has the accounting and related financial management expertise within the meaning of the listing standards of the NYSE MKT. All of the members of the Audit Committee meet the independence and experience requirements of the listing standards of the NYSE MKT.

All members of the Audit Committee, Compensation Committee and the Governance and Nominating Committee must be independent directors. Members of the Audit Committee must also satisfy additional independence requirements which provide (i) that they may not accept, directly or indirectly, any consulting, advisory or compensatory fee from the Company or any of its subsidiaries other than their director's compensation (other than in their capacity as a member of the Audit Committee, the Board of Directors or any other Committee of the Board), and (ii) no member of the Audit Committee may be an "affiliated person" of the Company or any of its subsidiaries, as defined by the Securities and Exchange Commission.

The current directors of the Company are listed below, together with their ages, terms of service, all positions and offices with the Company, their principal occupations, business experience and directorships with other companies during the last five years or more. The designation "affiliated", when used below with respect to a director, means that the director is an officer or employee of the Company or one of its subsidiaries. The designation "independent", when used below with respect to a director, means that the director is neither an officer of the Company nor a director, officer or employee of a subsidiary of the Company, although the Company may have certain business or professional relationships with the director as discussed in Item 13. Certain Relationships and Related Transactions.

Roz Campisi Beadle, age 56, (Independent) Director since December 2003

Ms. Beadle is Executive Vice President of Unified Housing Foundation and a licensed realtor. She has a background in public relations and marketing. Ms. Beadle is also extremely active in various civic and community services

Gene S. Bertcher, age 64, (Affiliated) Director November 1989 to September 1996 and since June 1999

Mr. Bertcher was elected President and Chief Financial Officer effective November 1, 2004. He was elected Chairman and Chief Executive Officer in December 2006. Mr. Bertcher has been Chief Financial Officer and Treasurer of the Company since November 1989 and Executive Vice President from November 1989 until he was elected President. Also, Mr. Bertcher is Executive Vice-President and Chief Financial Officer of American Realty Investors, Inc. (NYSE), Transcontinental Realty Investors, Inc. (NYSE), and Income Opportunity Realty Investors, Inc. NYSE MKT, positions he has occupied since February 2008. He has been a certified public accountant since 1973. No family relationship exists between Mr. Bertcher and any director or executive officer of the Company.

James E. Huffstickler, age 70, (Independent) Director since December 2003

Mr. Huffstickler has been Chief Financial Officer of Sunchase America, Ltd., a multi-state property management company, for more than nineteen years. He is a graduate of the University of South Carolina and was formerly employed by Southmark Management, Inc., a nationwide real estate management company. Mr. Huffstickler has been a certified public accountant since 1976.

Dan Locklear, age 61, (Independent) Director since December 2003

Mr. Locklear has been Chief Financial Officer of Sunridge Management Group, a real estate management company, for more than five years. Mr. Locklear was formerly employed by Johnstown Management Company, Inc. and Trammel Crow Company. Mr. Locklear has been a certified public accountant since 1981 and a licensed real estate broker in the State of Texas since 1978.

Victor L. Lund, age 84, (Independent) Director since March 1996

Mr. Lund founded Wedgwood Retirement Inns, Inc. ("Wedgwood") in 1977, which became a wholly owned subsidiary of the Company in 1996. For most of Wedgwood's existence, Mr. Lund was Chairman of the Board, President and Chief Executive Officer, positions he held until Wedgwood was acquired by the Company. Mr. Lund is President and Chief Executive Officer of Wedgwood Services, Inc., a construction services company not affiliated with the Company.

Board Committees

The Board of Directors held four meetings during 2012. For such year, no incumbent director attended fewer than 75% of the aggregate of (i) the total number of meetings held by the Board during the period for which he or she had been a director, and (ii) the total number of meetings held by all Committees of the Board on which he or she served during the period that he or she served.

The Board of Directors has standing Audit, Compensation and Governance and Nominating Committees. The Audit Committee was formed on December 12, 2003, and its function is to review the Company's operating and accounting procedures. A Charter of the Audit Committee has been adopted by the Board. The current members of the Audit Committee, all of whom are independent within the SEC regulations, the listing standards of the NYSE MKT and the Company's Corporate Governance Guidelines are Messrs. Locklear (Chairman), Huffstickler and Lund. Mr. Dan Locklear is qualified as an Audit Committee financial expert within the meaning of SEC regulations, and the Board has determined that he has the accounting and related financial management expertise within the meaning of the listing standards of the NYSE MKT. The Audit Committee met four times in 2012.

The Governance and Nominating Committee is responsible for developing and implementing policies and practices relating to the corporate governance, including reviewing and monitoring implementation of the Company's Corporate Governance Guidelines. In addition, the Committee develops and reviews background information on candidates for the Board and makes recommendations to the Board regarding such candidates. The Committee also prepares and supervises the Board's annual review of director independence and the Board's performance and self-evaluation. The Charter of the Governance and Nominating Committee was adopted on October 20, 2004. The members of the Committee are Messrs. Huffstickler (Chairman), Lund and Ms. Beadle. The Governance and Nominating Committee met once in 2012.

The Board has also formed a Compensation Committee of the Board of Directors, adopted a Charter for the Compensation Committee on October 20, 2004, and selected Ms. Beadle (Chairman) and Messrs. Huffstickler and Locklear as members of that Committee. The Compensation Committee met once in 2012.

The members of the Board of Directors at the date of this Report and the Committees of the Board on which they serve are identified below:

Director	Audit Committee	Governance and Nominating Committee	Compensation Committee
Roz Campisi Beadle		✓	Chairman
Gene S. Bertcher			
James E. Huffstickler	✓	Chairman	✓
Dan Locklear	Chairman		✓
Victor L. Lund	✓	✓	

Executive Officers

The following person currently serves as the sole executive officer of the Company: Gene S. Bertcher, Chairman of the Board, President, Chief Executive Officer and Treasurer. His position with the Company is not subject to a vote of stockholders. His age, term of service and all positions and offices with the Company, other principal occupations, business experience and directorships with other companies during the last five years or more are listed under the caption "Directors" above.

In addition to the foregoing officers, the Company has other officers not listed herein who are not considered executive officers.

Code of Ethics

The Board of Directors has adopted a code of ethics entitled "Code of Business Conduct and Ethics" that applies to all directors, officers and employees of the Company and its subsidiaries. In addition, the Company has adopted a code of ethics entitled "Code of Ethics for Senior Financial Officers" that applies to the principal executive officer, president, principal financial officer, chief financial officer, principal accounting officer and controller. The text of these documents is posted on the Company's internet website address at *http://www.newconceptenergy.com* and is available in print to any stockholder who requests them.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of Forms 3, 4 and 5 furnished to the Company pursuant to Rule 16a-3(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), upon written representations received by the Company, the Company is not aware of any failure by any director, officer or beneficial owner of more than 10% of the Company's common stock to file with the Securities and Exchange Commission on a timely basis.

Item 11. Executive Compensation

The following tables set forth the compensation in all categories paid by the Company for services rendered during the fiscal years ended December 31, 2012, 2011 and 2010 by the Chief Executive Officer of the Company and to the other executive officers and Directors of the Company whose total annual salary in 2012 exceeded $100,000, the number of options granted to any of such persons during 2011 and the value of the unexercised options held by any of such persons on December 31, 2012.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compen-sation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compen-sation	Total
Gene S. Bertcher (1)	2012	$103,300							$103,300
Chairman, President	2011	$ 98,500							$ 98,500
& Chief Financial Officer	2010	$ 98,500							$ 98,500

Commencing in February 2008, three other publicly held entities needed a chief financial officer, Income Opportunity Realty Investors, Inc. ("IOT"), Transcontinental Realty Investors, Inc. ("TCI") and American Realty Investors, Inc. ("ARL") each of which have the same contractual advisor, now Pillar Income Asset Management, Inc. ("Pillar"). On an interim basis, these three entities made an arrangement with the Company for the accounting and administrative services of the Company, specifically Gene S. Bertcher, President and principal executive officer of the Company who is a certified public accountant and has a long history in that industry. At the time NCE through Bertcher was also providing accounting and administrative services to other entities on a fee based arrangement to assist those entities when NCE has excess capacity and personnel to provide accounting services. Commencing February 2008, Mr. Bertcher was elected as an officer and chief financial officer of each of IOT, TCI and ARL. As a compensation arrangement evolved over time, the three entities agreed to reimburse NCE for one-half of the gross compensation and related expenses of Bertcher at NCE and from and after December 31, 2010, arranged to provide office space for Mr. Bertcher and certain other NCE personnel rather that requiring operating out of two separate locations. Beginning January 1, 2011, the NCE accounting department moved into offices maintained by the contractual advisor of the three entities. Further, NCE was allowed then use of certain administrative services such as space on the contractual advisor's computer server, use of copiers, telephone services, etc. NCE has not been charged for the use of office space, computer services, telephone service or other day-to-day cost of operating an office. Each of IOT, TCI and ARL effectively split the cost one-third each. ARL owns in excess of 80% of the Common Stock of TCI and TCI in turn owns in excess of 80% of the Common Stock of IOT. The agreement renews on an annual basis and is terminable on sixty days written notice.

The salary in the above table represents the portion of Mr. Bertcher's compensation paid by the Company.

GRANTS OF PLAN-BASED AWARDS

None

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

None

OPTION EXERCISES AND STOCK VESTED

None

PENSION BENEFITS

None

NONQUALIFIED DEFERRED COMPENSATION

None

DIRECTOR COMPENSATION

Name	Fees Earned Or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Roz Campisi Beadle	$ 10,500						$10,500
Gene S. Bertcher	$ —						$—
James E. Huffstickler	$ 10,500						$10,500
Dan Locklear	$ 10,500						$10,500
Victor L. Lund	$ 10,500						$10,500

MANAGEMENT AND CERTAIN SECURITY HOLDERS

None

Compensation of Directors

The Company pays each non-employee director a fee of $2,500 per year, plus a meeting fee of $2,000 for each board meeting attended. Employee directors serve without compensation.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth, as of March 25, 2013, certain information with respect to all stockholders known by the Company to own beneficially more than 5% of the outstanding common stock, which is the only outstanding class of securities of the Company, except for Series B Preferred Stock (the ownership of which is immaterial), as well as information with respect to the Company's common stock owned beneficially by each director and current executive officers, whose compensation from the Company in 2012 exceeded $100,000, and by all directors and executive officers as a group. Unless otherwise indicated, each of these stockholders has sole voting and investment power with respect to the shares beneficially owned.

	Common Stock	
Name of Beneficial Owner	No. of Shares	Percent of Class*
Arcadian Energy, Inc.(3)(5)	801,098	41.14%
Roz Campisi Beadle	100	**
Gene S. Bertcher(2)	40,811	2.1%
Go Green Fuel N.A., L.P. (6)	100,000	5.14%
HKS Investment Corporation(1)	108,944	5.6%
James E. Huffstickler	—	0%
Dan Locklear	—	0%
Victor L. Lund	—	0%
TacCo Financial, Inc.(3)(4)	500	**
URC Energy, LLC(3)(5)	672,630	34.54%
All executive officers and directors as a group (five persons)	40,911	2.1%

* Based on 1,946,935 shares of common stock outstanding at March 25, 2013.
** Less than 1%.

(1) Consists of 108,994 shares of common stock owned by HKS Investment Corporation ("HKS"). According to an original statement on Schedule 13D dated January 9, 2006, the group consists of HKS Investment Corporation, David Hensel, John Kellar and Marshall Stagg, each of whom are deemed to be the beneficial owner of all 108,994 shares. Hensel is stated to be a shareholder, director and President of HKS; Kellar is a shareholder, director, Vice President and Treasurer of HKS; and Stagg is a shareholder, director and Secretary of HKS.

(2) Consists of 40,811 shares of common stock owned by Mr. Bertcher.

(3) Based on Amendment 21 to Schedule 13D, amended May 4, 2012, filed by each of these entities. Arcadian Energy, Inc. owns 127,968 shares direct and is the sole member of URC Energy, LLC which owns 672,630 shares. The amended Schedule 13D indicates that these entities, collectively, may be deemed a "Person" within the meaning of Section 13D of the Securities Exchange Act of 1934.

(4) Consists of 500 shares of common stock. Officers and Directors of TacCo Financial, Inc. ("TFI") are Ted P. Stokely, Chairman; RL S. Lemke, President and Treasurer and Craig E. Landess, Secretary. TFI's stock is owned by Ted P. Stokely (100%).

(5) The direct owner of the 672,630 shares of common stock is URC Energy, LLC. Under Rule 13d-3 of the Exchange Act, Arcadian Energy, Inc. as the sole member of URC Energy, LLC is deemed to be the beneficial owner of such shares.

(6) Consists of 100,000 shares of Common Stock owned by Go Green Fuel N.A., L.P. a Texas limited partnership, the sole General Partner of which is GGF North American, LLC, a Texas limited liability company. According to an original statement on Schedule 13D dated December 31, 2009, Go Green Fuel N.A., L.P. acquired 100,000 shares of Common Stock from West Go Green, LLC a Nevada limited liability company at a price of $6.90 per share and Go Green Fuel N.A., LP granted to West Go Green LLC a "Repurchase Option" for a period of three calendar years from December 31, 2009 to repurchase all or any portion of the 100,000 shares purchased at the original purchase price of $6.90 per share, which Repurchase Option may be exercised by West Go Green, LLC or its assignee by written notice given to Go Green Fuel N.A. LP at least two calendar days prior to the date of exercise of the Repurchase Option.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Prime Income Asset Management, Inc ("PIAMI") is a real estate management company that also invests in real estate for its own account. PIAMI is indirectly owned by a private trust. URC Energy, Inc is and has been a significant investor in the Company. URC Energy, Inc is indirectly owned by a private trust. While the two trusts are separate they have similar trustees and beneficiaries and therefore the Company has noted PIAMI as a related party.

Eurenergy Resources, Inc ("ERC") is an oil & gas company that owned and operated oil and gas wells.

Beginning in 2006 the Company made loans to PIAMI and ERC at interest rates higher than the Company believes it could have gotten elsewhere.

In July 2006, the Company made an unsecured $1.4 million loan to ERC at an annual interest rate of 8%. In June of 2008, the Company entered into a letter of credit agreement with ERC. The terms of the agreement called for interest at the prime rate plus two percent. At May 21, 2009, the balance of the two notes and accrued interest thereon was $3,970,897.

On November 20, 2007, the Company made a $630,000 loan PIAMI. In 2008, the Company made additional net advances on the loan totaling approximately $6.3 million. The initial loan and the additional advances were combined into a new loan with interest at the prime rate plus two percent.

On May 21, 2009, PIAMI acquired both Eurenergy notes receivable at face value plus accrued interest totaling $3,970,897. Effective May 21, 2009 the Company and PIAMI entered into a new note combing all of the above loans into one note. The loan calls for interest at the prime rate plus 2% with principal and interest payable within 30 days after demand, and if not sooner demanded, on January 31, 2013.

At December 31, 2009, the balance due including accrued interest on the note receivable from PIAMI was $11.1 million.

During 2010 the note was paid down whereby as of December 31, 2010 the outstanding principal and interest totaled $10.4 million.

During the first three quarters of 2011 the Company accrued interest of $360,000 and received $715,000 in payments from PIAMI. In the fourth quarter of 2011 the Company determined that the financial condition of PIAMI had deteriorated and there could be no assurance that the amount owed would or could be collected. The company has recorded a reserve of $10 million (the full balance) for the combined note.

Beginning in 2011 the Company conducted business with Pillar Income Asset Management ("Pillar") whereby Pillar provided the Company with services including processing payroll, acquiring insurance and other administrative matters (rent). The Company believes that by purchasing these services through certain large entities it can get lower costs and better service. In addition, Pillar loaned the Company $225,000 which was used to settle a lawsuit. Pillar does not charge the Company a fee for providing these services.

While separate companies, both PIAMI and Pillar are both owned by Realty Advisors, Inc. ("RAI"). During 2011 and 2012 the Company incurred obligations to Pillar totaling approximately $1.7 million. In a joint agreement among Pillar, PIAMI and the Company, Pillar agreed to relieve the Company of its obligation to pay $1.7 million and the Company agreed to reduce the amount owed by Prime by a like amount. In the third quarter of 2012 the Company recorded a $1.7 million gain on the transaction. In the fourth quarter of 2012 Pillar incurred expenses on behalf of the Company of $376,000 and agreed to forego payment in exchange for a reduction in the PIAMI obligation. The Company recorded an additional $376,000 gain

In November 2007, the Company entered into an agreement with ERC to provide accounting and administrative services at $15,000 per month. As of June 30, 2009 ERC owes the Company $156,900 for such services. In June 2009, the agreement with ERC expired. As of December 31, 2009 the amount receivable from ERC has been fully reserved. ERC filed for bankruptcy in 2010. The Company entered into a similar agreement with Energy Advisors, LLC in July 2009. In 2010 the formal arrangement with Energy Advisors was ended with all amounts due having been paid.

During 2012 the Company and several other defendants settled a lawsuit for $225,000. The Company paid the entire amount and has a note receivable from one of the other defendants (a subsidiary of Arcadian Energy, Inc) for $112,500 representing its share of the settlement. In addition the company paid $48,800 to a consultant and will be reimbursed by Arcadian for a portion of his services.

Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships, legal or otherwise, with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

It is the policy of the Company that all transactions between the Company and any officer or director, or any of their affiliates, must be approved by non-management members of the Board of Directors of the Company. All of the transactions described above were so approved.

Item 14. Principal Accounting Fees and Services

The following table sets forth the aggregate fees for professional services rendered to the Company for the years 2012 and 2011 by the Company's principal accounting firm Swalm & Associates, P.C.:

Type of Fees		2012		2011
Audit Fees	$	51,000	$	47,000
Audit Related Fees		12,968		-
Tax Fees		9,064		8,325
Total Fees	$	73,032	$	55,325

All services rendered by the principal auditors are permissible under applicable laws and regulations and were pre-approved by either of the Board of Directors or the Audit Committee, as required by law. The fees paid to principal auditors for services described in the above table fall under the categories listed below:

Audit Fees: These are fees for professional services performed by the principal auditor for the audit of the Company's annual financial statements and review of financial statements included in the Company's Form 10-Q filings and services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees: These are fees for assurance and related services performed by the principal auditor that are reasonably related to the performance of the audit or review of the Company's financial statements. These services include attestation by the principal auditor that is not required by statute or regulation and consulting on financial accounting/reporting standards.

Tax Fees: These are fees for professional services performed by the principal auditor with respect to tax compliance, tax planning, tax consultation, returns preparation and reviews of returns. The review of tax returns includes the Company and its consolidated subsidiaries.

All Other Fees: These are fees for other permissible work performed by the principal auditor that does not meet the above category descriptions.

These services are actively monitored (as to both spending level and work content) by the Audit Committee to maintain the appropriate objectivity and independence in the principal auditor's core work, which is the audit of the Company's consolidated financial statements.

Financial Information Systems Design and Implementation Fees

Swalm & Associates, P.C. did not render professional services to the Company in 2012 with respect to financial information systems design and implementation.

Under the Sarbanes-Oxley Act of 2002 (the "SO Act"), and the rules of the Securities and Exchange Commission (the "SEC"), the Audit Committee of the Board of Directors is responsible for the appointment, compensation and oversight of the work of the independent auditor. The purpose of the provisions of the SO Act and the SEC rules for the Audit Committee's role in retaining the independent auditor is two-fold. First, the authority and responsibility for the appointment, compensation and oversight of the auditors should be with directors who are independent of management. Second, any non-audit work performed by the auditors should be reviewed and approved by these same independent directors to ensure that any non-audit services performed by the auditor do not impair the independence of the independent auditor. To implement the provisions of the SO Act, the SEC issued rules specifying the types of services that an independent auditor may not provide to its audit client, and governing the Audit Committee's administration of the engagement of the independent auditor. As part of this responsibility, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent
auditor in order to assure that they do not impair the auditor's independence. Accordingly, the Audit Committee has adopted a pre-approval policy of audit and non-audit services (the "Policy"), which sets forth the procedures and conditions pursuant to which services to be performed by the independent auditor are to be pre-approved. Consistent with the SEC rules establishing two different approaches to pre-approving non-prohibited services, the Policy of the Audit Committee covers pre-approval of audit services, audit-related services, international administration tax services, non-U.S. income tax compliance services, pension and benefit plan consulting and compliance services, and U.S. tax compliance and planning. At the beginning of each fiscal year, the Audit Committee will evaluate other known potential engagements of the independent auditor, including the scope of work proposed to be performed and the proposed fees, and the approve or reject each service, taking into account whether services are permissible under applicable law and the possible impact of each non-audit service on the independent auditor's independence from management. Typically, in addition to the generally pre-approved services, other services would include due diligence for an acquisition that may or may not have been known at the beginning of the year. The Audit Committee has also delegated to any member of the Audit Committee designated by the Board or the financial expert member of the Audit Committee responsibilities to pre-approve services to be performed by the independent auditor not exceeding $25,000 in value or cost per engagement of audit and non-audit services, and such authority may only be exercised when the Audit Committee is not in session.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as a part of this report:

(1) FINANCIAL STATEMENTS: The following financial statements of the Registrant and the Report of Independent Public Accountants therein are filed as part of this Report on Form 10-K:

(2) FINANCIAL STATEMENT SCHEDULES: Other financial statement schedules have been omitted because the information required to be set forth therein is not applicable, is immaterial or is shown in the consolidated financial statements or notes thereto.

(3) EXHIBITS

The following documents are filed as exhibits (or are incorporated by reference as indicated) into this Report:

Exhibit Designation	Exhibit Description
3.1	Articles of Incorporation of Medical Resource Companies of America (incorporated by reference to Exhibit 3.1 to Registrant's Form S-4 Registration Statement No. 333-55968 dated December 21, 1992)
3.2	Amendment to the Articles of Incorporation of Medical Resource Companies of America (incorporated by reference to Exhibit 3.5 to Registrant's Form 8-K dated April 1, 1993)
3.3	Restated Articles of Incorporation of Greenbriar Corporation (incorporated by reference to Exhibit 3.1.1 to Registrant's Form 10-K dated December 31, 1995)
3.4	Amendment to the Articles of Incorporation of Medical Resource Companies of America (incorporated by reference to Exhibit to Registrant's PRES 14-C dated February 27, 1996)
3.5	Certificate of Decrease in Authorized and Issued Shares effective November 30, 2001 (incorporated by reference to Exhibit 2.1.7 to Registrant's Form 10-K dated December 31, 2002)
3.6	Certificate of Designations, Preferences and Rights of Preferred Stock dated May 7, 1993 relating to Registrant's Series B Preferred Stock (incorporated by reference to Exhibit 4.1.2 to Registrant's Form S-3 Registration Statement No. 333-64840 dated June 22, 1993)
3.7	Certificate of Voting Powers, Designations, Preferences and Rights of Registrant's Series F Senior Convertible Preferred Stock dated December 31, 1997 (incorporated by reference to Exhibit 2.2.2 of Registrant's Form 10-KSB for the fiscal year ended December 31, 1997)
3.8	Certificate of Voting Powers, Designations, Preferences and Rights of Registrant's Series G Senior Non-Voting Convertible Preferred Stock dated December 31, 1997 (incorporated by reference to Exhibit 2.2.3 of Registrant's Form 10-KSB for the fiscal year ended December 31, 1997)
3.9	Certificate of Designations dated October 12, 2004 as filed with the Secretary of State of Nevada on October 13, 2004 (incorporated by reference to Exhibit 3.4 of Registrant's Current Report on Form 8-K for event occurring October 12, 2004)
3.10	Certificate of Amendment to Articles of Incorporation effective February 8, 2005 (incorporated by reference to Exhibit 3.5 of Registrant's Current Report on Form 8-K for event occurring February 8, 2005)
3.11	Certificate of Amendment to Articles of Incorporation effective March 21, 2007 (incorporated by reference to Exhibit 3.13 of Registrant's Current Report on Form 8-K for event occurring March 21, 2005)
3.12	Amended and restated bylaws of New Concept Energy, Inc. dated November 18, 2008.
10.1	Registrant's 1997 Stock Option Plan (filed as Exhibit 4.1 to Registrant's Form S-8 Registration Statement, Registration No. 333-33985 and incorporated herein by this reference).
10.2	Registrant's 2000 Stock Option Plan (filed as Exhibit 4.1 to Registrant's Form S-8 Registration Statement, Registration No. 333-50868 and incorporated herein by this reference)
14.0	Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14.0 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003)
21.1*	Subsidiaries of the Registrant
31.1*	Rule 13a-14(a) Certification by Principal Executive Officer and Chief Financial Officer
32.1*	Certification of Principal Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1*	Reserve Study dated March 15,2013 prepared by Lee Keeling and Associates, Inc is included as an exhibit
99.2	Shared Services Agreement effective December 31, 2010 (incorporated by reference to Exhibit 99.2 to Registrants Form 10K/A for the year ended December 31, 2011 filed March 21, 2013)
101	Interactive data files pursuant to Rule 405 of Regulation S-T

*Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW CONCEPT ENERGY, INC.

March 29, 2013

by: /s/ Gene S. Bertcher
Gene S. Bertcher, Principal Executive
Officer, President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Gene S. Bertcher Gene S. Bertcher	Chairman, President, Principal Executive Officer, Chief Financial Officer and Director	March 29, 2013
/s/ Roz Campisi Beadle Roz Campisi Beadle	Director	March 29, 2013
/s/ James Huffstickler James Huffstickler	Director	March 29, 2013
/s/ Dan Locklear Dan Locklear	Director	March 29, 2013
/s/ Victor L. Lund Victor L. Lund	Director	March 29, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
New Concept Energy, Inc.

We have audited the accompanying consolidated balance sheets of New Concept Energy, Inc., and subsidiaries, as of December 31, 2012 and 2011, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New Concept Energy, Inc., and subsidiaries as of December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

As described in the Note C to the financial statements, the Company had significant balances due from an affiliate which was fully reserved in 2011.

As described in Note K to the financial statements, the Company is named as a party to a significant lawsuit judgment. The Company and its legal counsel believe that the judgment is in error and that while the outcome of the matter cannot presently be determined, they do not believe that the matter will have a material effect on the Company's financial position. Accordingly, no provision for any liability that may result has been made in the financial statements. Nevertheless, due to the nature of the uncertainty, it is reasonably possible that management's view of the outcome will change in the near term.

/s/ Swalm & Associates, P.C.

Richardson, Texas
March 29, 2013

NEW CONCEPT ENERGY ENERGY, INC. AND SUBSIDARIES
CONSOLIDATED BALANCE SHEETS
(amounts in thousands)

	December 31	
	2012	**2011**
Assets		
Current assets		
Cash and cash equivalents	$ 398	$ 109
Accounts receivable from oil and gas sales	210	167
Other current assets	2	20
Total current assets	610	296
Oil and natural gas properties (full cost accounting method)		
Proved developed and undeveloped oil and gas properties, net of depletion	9,717	11,141
Property and equipment, net of depreciation		
Land, buildings and equipment - oil and gas operations	1,410	1,486
Other	204	150
Total property and equipment	1,614	1,636
Other assets (including $161,300 in 2012 due from related parties)	543	377
Total assets	$ 12,484	$ 13,450

The accompanying notes are an integral part of these consolidated financial statements.

NEW CONCEPT ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS - CONTINUED
(amounts in thousands, except share amounts)

	December 31	
	2012	2011
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable - trade	$ 38	$ 422
Accrued expenses	173	417
Total current liabilities	211	839
Long-term debt		
Notes payable	2,366	2,249
Payable - related parties	-	691
Asset retirement obligation	2,770	2,702
Other long-term liabilities	491	491
Total liabilities	5,838	6,972
Stockholders' equity		
Series B convertible preferred stock, $10 par value, liquidation value of $100 authorized 100 shares, issued and outstanding one share	1	1
Common stock, $.01 par value; authorized, 100,000,000 shares; issued and outstanding, 1,946,935 shares at December 31, 2010 and 2009	20	20
Additional paid-in capital	58,838	58,838
Accumulated deficit	(52,213)	(52,381)
	6,646	6,478
Total liabilities & equity	$ 12,484	$ 13,450

The accompanying notes are an integral part of these consolidated financial statements.

NEW CONCEPT ENERGY, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATION
(amounts in thousands, except per share data)

	Year Ended December 31,		
	2012	**2011**	**2010**
Revenue			
Oil and gas operations, net of royalties	$ 1,182	$ 1,020	$ 1,248
Real estate operations	2,762	2,881	2,965
	3,944	3,901	4,213
Operating expenses			
Oil and gas operations	1,820	1,430	1,292
Real estate operations	1,465	1,290	1,225
Lease expense	924	906	886
Corporate general and administrative	577	579	731
Accretion of asset retirement obligation	68	129	123
Impariment of natural gas and oil properties	912	1,428	-
	5,766	5,762	4,257
Operating earnings (loss)	(1,822)	(1,861)	(44)
Other income (expense)			
Interest income	-	360	497
Interest expense	(208)	(131)	(124)
Bad debt (expense) recovery - note receivable	2,076	(10,006)	-
Other income (expense), net	122	(155)	(340)
	1,990	(9,932)	33
Earnings (loss) from continuing operations	168	(11,793)	(11)
Net income (loss) applicable to common shares	$ 168	$ (11,793)	$ (11)
Net income (loss) per common share-basic and diluted	$ 0.09	$ (6.06)	$ (0.01)
Weighted average common and equivalent shares outstanding - basic	1,947	1,947	1,947

The accompanying notes are an integral part of these consolidated financial statements.

NEW CONCEPT ENERGY, INC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	Year ended December 31,		
	2012	**2011**	**2010**
Cash flows from operating activities			
Net income	$ 168	$ (11,793)	$ (11)
Adjustments to reconcile net income to net cash provided by (used in) operating activities			
Depreciation, depletion and amortization	779	416	363
Impairment of natural gas and oil properties	912	1,428	-
Accretion of asset retirement obligation	68	129	123
Write-off (recovery) of affiliate receivable	(2,076)	10,361	-
Changes in operating assets and liabilities			
Other current and non-current assets	(227)	(202)	(271)
Accounts payable and other liabilities	756	106	275
Interest receivable	-	-	(496)
Interest payable	121	121	121
Net cash provided by (used) in operating activities	501	566	104
Cash flows from investing activities			
Investment in oil and gas properties	(103)	(1,074)	(219)
Fixed asset additions	(106)	(262)	(48)
Funding of notes receivable	-	-	-
Net cash provided by (used in) investing activities	(209)	(1,336)	(267)
Cash flows from financing activities			
Proceeds from loans to affiliates	-	-	142
Payment on notes payable	(54)	(31)	(75)
Proceeds from loans	51	851	-
Net cash provided by (used in) financing activities	(3)	820	67
Net increase (decrease) in cash and cash equivalents	289	50	(96)
Cash and cash equivalents at beginning of year	109	59	155
Cash and cash equivalents at end of year	$ 398	$ 109	$ 59

The accompanying notes are an integral part of these consolidated financial statements.

New Concept Energy Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(amounts in thousands)

	Series B Preferred stock		Common Stock		Additional paid in capital	Accum-ulated deficit	Total
	Shares	Amount	Shares	Amount			
Balance at December 31, 2009	1	$ 1	1,947	$ 20	$ 58,838	$ (40,577)	$ 18,282
Net loss						(11)	(11)
Balance at December 31, 2010	1	1	1,947	20	58,838	(40,588)	18,271
Net loss						(11,793)	(11,793)
Balance at December 31, 2011	1	1	1,947	20	58,838	(52,381)	6,478
Net Income						168	168
Balance at December 31, 2012	1	$ 1	1,947	$ 20	$ 58,838	$ (52,213)	$ 6,646

The accompanying notes are an integral part of these consolidated financial statements.

New Concept Energy Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

NOTE A – BUSINESS DESCRIPTION AND PRESENTATION

The Company, through its wholly owned subsidiaries Mountaineer State Energy, Inc. and Mountaineer State Operations, LLC. operates oil and gas wells and mineral leases in Athens and Meigs Counties in Ohio and in Calhoun, Jackson and Roane Counties in West Virginia. The vast majority of this oil & gas operation was acquired through the acquisition of the Carl E. Smith Companies in 2008 As of December 31,2012 the Company has 152 producing oil & gas wells, 31 non-producing wells and related equipment and mineral leases covering approximately 20,000 acres.

With the exception of 8 wells that were drilled during the past two years the wells in West Virginia and Ohio were drilled in the 1960's, the majority were drilled in the 1970's and 1980's. The majority of wells are located on leased property under mineral rights contracts.

The Company engaged the firm of independent oil and gas engineers Lee Keeling & Associates, Inc. to estimate the net oil and gas reserves. On the basis of their study, the estimates of future net revenues using a present value discount of 10% were estimated to be $10.9 million at December 31, 2012.

NCE also leases and operates a retirement community in King City Oregon, with a capacity of 114 residents.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows:

Principles of Consolidation

The consolidated financial statements include the accounts of New Concept Energy, Inc. and its majority-owned subsidiaries (collectively, the "Company", New Concept or "NCE") and are prepared on the basis of accounting principles generally accepted in the United States of America. All significant intercompany transactions and accounts have been eliminated.

Depreciation and Amortization

Depreciation is provided for in amounts sufficient to relate the cost of property and equipment to operations over their estimated service lives, ranging from 3 to 40 years. Depreciation is computed by the straight-line method.

Depreciation and amortization expense, which is included in operations, was $165,000, $122,000 and $71,000 for 2012, 2011 and 2010 respectively.

Depreciation, Depletion and Amortization of Producing Oil & Gas Properties

Depreciation, depletion and amortization ("DD&A") of producing properties is computed on the unit-of-production method based on estimated proved oil and gas reserves. While total DD&A expense for the life of a property is limited to the property's total cost, proved reserve revisions result in a change in timing of when DD&A expense is recognized.

The Company recorded depletion of mineral rights of $ 614,000, $294,000 and $298,000 in 2012, 2011 and 2010 respectively.

Segments

The Company operates two primary business segments; oil and gas operations and retirement facilities. Segment data is provided in "Note N" to these consolidated financial statements.

Major Purchaser

The Company sells most of its natural gas production to one purchaser and all of its oil production to one purchaser. While there is an available market for crude oil and natural gas production, we cannot be assured that the loss of this purchaser would not have a material impact on the Company.

Oil and Gas Reserves

Our proved oil and gas reserves are estimated by independent petroleum engineers. Reserve engineering is a subjective process that is dependent upon the quality of available data and the interpretation thereof, including evaluations and extrapolations of well flow rates and reservoir pressure. Estimates by different engineers often vary, sometimes significantly. In addition, physical factors such as the results of drilling, testing and production subsequent to the date of an estimate, as well as economic factors such as changes in product prices, may justify revision of such estimates. Because proved reserves are required to be estimated using recent prices of the evaluation, estimated reserve quantities can be significantly impacted by changes in product prices.

The standardized measure of discounted future net cash flows and changes in such cash flows are prepared using assumptions required by the Financial Accounting Standards Board and the Securities and Exchange Commission. Such assumptions include using recent oil and gas prices and year-end costs for estimated future development and production expenditures. Discounted future net cash flows are calculated using a 10% rate. Changes in any of these assumptions could have a significant impact on the standardized measure. Accordingly, the standardized measure does not represent management's estimated current market value of proved reserves. At December 31, 2012, the Company's net book value of oil and natural gas properties exceeded the ceiling amount based on the unweighted arithmetic average of the first day of each month for the 12-month period ended December 31, 2012

Full cost accounting

The Company uses the full cost method of accounting for its investment in oil and natural gas properties. Under this method of accounting, all costs of acquisition, exploration and development of oil and natural gas properties (including such costs as leasehold acquisition costs, geological expenditures, dry hole costs, tangible and intangible development costs and direct internal costs) are capitalized as the cost of oil and natural gas properties when incurred.

The full cost method requires the Company to calculate quarterly, by cost center, a "ceiling," or limitation on the amount of properties that can be capitalized on the balance sheet. To the extent capitalized costs of oil and natural gas properties, less accumulated depletion and related deferred taxes exceed the sum of the discounted future net revenues of proved oil and natural gas reserves, the lower of cost or estimated fair value of unproved properties subject to amortization, the cost of properties not being amortized, and the related tax amounts, such excess capitalized costs are charged to expense. Beginning December 31, 2009, full cost companies use the unweighted arithmetic average first day of the month price for oil and natural gas for the 12-month period preceding the calculation date to calculate the future net revenues of proved reserves. Prior to December 31, 2009, companies used the price in effect at the calculation date and had the option, under certain circumstances, to elect to use subsequent commodity prices if they increased after the calculation date.

The Company assesses any unproved oil and gas properties on an annual basis for possible impairment or reduction in value. The Company assesses properties on an individual basis or as a group if properties are individually insignificant. The assessment includes consideration of the following factors, among others: intent to drill; remaining lease term; geological and geophysical evaluations; drilling results and activity; the assignment of proved reserves; and the economic viability of development if proved reserves are assigned. During any period in which these factors indicate an impairment of unproved properties not subject to amortization, the associated costs incurred to date for such properties are then included in unproved properties subject to amortization.

Gas gathering assets

Gas gathering assets are capitalized as part of the depletable pool and ratably charged to earnings along with other capitalized exploration, drilling and development costs.

Office and field equipment

Office and field equipment are capitalized at cost and depreciated on a straight line basis over their estimated useful lives. Office and field equipment useful lives range from 5 to 30 years.

Revenue recognition and gas imbalances

We use the sales method of accounting for oil and natural gas revenues. Under the sales method, revenues are recognized based on actual volumes of oil and natural gas sold to purchasers. Gas imbalances at December 31, 2012 were not significant. New Concept also follows the sales method of accounting for natural gas production imbalances and would recognize a liability if the existing proved reserves were not adequate to cover an imbalance.

Accounting for Leases

Leases of property, plant and equipment where the Company assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance charge is charged to the income statement over the lease period. Property, plant and equipment acquired under finance leasing contracts are depreciated over the useful life of the asset.

Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

Revenue Recognition

Rental income for residential property leases is recorded when due from residents and is recognized monthly as it is earned, which is not materially different than on a straight-line basis as lease terms are generally for periods of one year or less.

Revenues are recognized when products are shipped or services are provided to customers, title is transferred, the sales price is fixed or determinable and collectability is reasonably assured. Costs associated with revenues are recorded in cost of revenues. Production volumes of natural gas are sold immediately and transported via pipeline. Royalties on the production of natural gas either paid in cash or settled through the delivery of volumes. New Concept includes royalties in its revenues and cost of revenues when settlement of the royalties is paid in cash, while royalties settled by the delivery of volumes are excluded from revenues and cost of revenues.

New Concept follows the sales method of accounting for natural gas production imbalances and would recognize a liability if the existing proved reserves were not adequate to cover an imbalance.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all short-term deposits and money market investments with a maturity of less than three months to be cash equivalents.

Other Intangible Assets

The cost of acquired patents, trademarks and licenses is capitalized and amortized using the straight-line method over their useful lives. The carrying amount of each intangible asset is reviewed annually and adjusted for permanent impairment where it is considered necessary.

Impairment of Notes Receivable

Notes receivable are identified as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the note agreements. The accrual of interest is discontinued on such notes, and no income is recognized until all past due amounts of principal and interest are recovered in full.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets and certain identifiable intangibles for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In reviewing recoverability, the Company estimates the future cash flows expected to result from use of the assets and eventually disposing of them. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on the asset's fair value.

The Company determines the fair value of assets to be disposed of and records the asset at the lower of fair value less disposal costs or carrying value. Assets are not depreciated while held for disposal.

Sales of Real Estate

Gains on sales of real estate are recognized to the extent permitted by Accounting Standards Codification Topic 360-20, "Real Estate Sales – Real Estate Sales", ("ASC 360-20"). Until the requirements of ASC 360-20 have been met for full profit recognition, sales are accounted for by the installment or cost recovery method, whichever is appropriate.

Real Estate Held for Sale

Accounting Standards Codification Topic 360, "Property, Plant, & Equipment" ("ASC 360")requires that properties held for sale be reported at the lower of carrying amount or fair value less costs of sale. If a reduction in a held for sale property's carrying amount to fair value less costs of sale is required, a provision for loss is recognized by a charge against earnings. Subsequent revisions, either upward or downward, to a held for sale property's estimated fair value less costs of sale are recorded as an adjustment to the property's carrying amount, but not in excess of the property's carrying amount when originally classified as held for sale. A corresponding charge against or credit to earnings is recognized. Properties held for sale are not depreciated.

Asset Retirement Obligation

The Company records an asset retirement obligation liability on the consolidated balance sheets and capitalizes a portion of the cost in "Oil and natural gas properties" during the period in which the obligation is incurred. The asset retirement obligation is further described in Note Q.

Recent Accounting Pronouncements

There were no recent accounting pronouncements that our company has not implemented that materially affect our financial statements.

NOTE C – RECEIVABLES – PAYABLES – RELATED PARTIES

Prime Income Asset Management, Inc ("PIAMI"), a related party, is a real estate management company that also invests in real estate for its own account. PIAMI is indirectly owned by a private trust. URC Energy, Inc is and has been a significant investor in the Company. URC Energy, Inc is indirectly owned by a private trust. While the two trusts are separate they have similar trustees and beneficiaries and therefore the Company has noted PIAMI as a related party.

Eurenergy Resources, Inc ("ERC"), a related party, is an oil & gas company that owned and operated oil and gas wells.

Beginning in 2006 the Company made loans to PIAMI and ERC at interest rates higher than the Company believes it could have gotten elsewhere.

In July 2006, the Company made an unsecured $1.4 million loan to ERC at an annual interest rate of 8%. In June of 2008, the Company entered into a letter of credit agreement with ERC. The terms of the agreement called for interest at the prime rate plus two percent. At May 21, 2009, the balance of the two notes and accrued interest thereon was $3,970,897.

On November 20, 2007, the Company made a $630,000 loan PIAMI. In 2008, the Company made additional net advances on the loan totaling approximately $6.3 million. The initial loan and the additional advances were combined into a new loan with interest at the prime rate plus two percent.

On May 21, 2009, PIAMI acquired both Eurenergy notes receivable at face value plus accrued interest totaling $3,970,897. Effective May 21, 2009 the Company and PIAMI entered into a new note combing all of the above loans into one note. The loan calls for interest at the prime rate plus 2% with principal and interest payable within 30 days after demand.

At December 31, 2009, the balance due including accrued interest on the note receivable from PIAMI was $11.1 million.

During 2010 the note was paid down whereby as of December 31, 2010 the outstanding principal and interest totaled $10.4 million.

During the first three quarters of 2011 the Company accrued interest of $360,000 and received $715,000 in payments from PIAMI. In the fourth quarter of 2011 the Company determined that the financial condition of PIAMI had deteriorated and there could be no assurance that the amount owed would or could be collected. In 2011, the Company recorded a reserve of $10 million and fully reserved the receivable. Any future collections of the receivable will be reflected as income in the period in which it is collected.

Beginning in 2011 the Company conducted business with Pillar Income Asset Management ("Pillar"), a related party, whereby Pillar would provide the Company with services including processing Payroll, acquiring insurance etc. The Company believes that by purchasing these services through certain large entities it can get lower costs and better service. In addition, Pillar loaned the Company $225,000 which was used to settle a lawsuit. Pillar does not charge the Company a fee for providing these services.

While separate companies both PIAMI and Pillar are both owned by Realty Advisors, Inc. ("RAI"). During 2011 and 2012 the Company incurred obligations to Pillar totaling approximately $1.7 million. In a joint agreement among Pillar, PIAMI, RAI and the Company, Pillar agreed to relieve the Company of its obligation to pay $1.7 million and the Company agreed to reduce the amount owed by Prime by a like amount. In the third quarter of 2012 the Company recorded a $1.7 million gain on the transaction. In the fourth quarter of 2012 Pillar incurred expenses on behalf of the Company of $376,000 and agreed to forego payment in exchange for a reduction in the PIAMI obligation. The Company recorded an additional $376,000 gain.

In November 2007, the Company entered into an agreement with ERC to provide accounting and administrative services at $15,000 per month. As of June 30, 2009 ERC owes the Company $156,900 for such services. In June 2009, the agreement with ERC expired. As of December 31, 2009 the amount receivable from ERC has been fully reserved. ERC filed for bankruptcy in 2010. The Company entered into a similar agreement with Energy Advisors, LLC in July 2009. In 2010 the formal arrangement with Energy Advisors was ended with all amounts due having been paid.

During 2012 the Company and several other defendants settled a lawsuit for $225,000. The Company paid the entire amount and has a note receivable from one of the other defendants (a subsidiary of Arcadian Energy, Inc) for $112,500 representing its share of the settlement. In addition the company paid $48,800 to a consultant and will be reimbursed by Arcadian for a portion of his services. Arcadian is a significant shareholder of the Company and is therefore considered a related party.

NOTE D – FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate values at December 31, 2012 and 2011:

Cash and cash equivalents - The carrying amount approximates fair value because of the short maturity of these instruments.

Long-term debt - The fair value of the Company's long-term debt is estimated based on market rates for the same or similar issues. The carrying value of long-term debt approximates its fair value.

Notes receivable – The fair value of the note receivable from an affiliate partnership is estimated to approximate fair value based on its short maturity. It is not practical to estimate the fair value of notes receivable from sale of properties because no quoted market exists and there are no comparable debt instruments to provide a basis for valuation.

NOTE E – NOTES PAYABLE

Notes Payable is comprised of the following (in thousands):

	2012	2011
Notes payable from the acquisition of Mountaineer State Energy, Inc.	$ 1,507	$ 1,387
Bank Debt	$ 859	862
	$ 2,366	$ 2,249

Aggregate annual principal maturities of long-term debt at December 31, 2012 are as follows (in thousands):

2013	$ 93
2014	414
2015	1,391
2016	74
2017	68
Thereafter	326
	$ 2,366

NOTE F – OPERATING LEASES

The Company leases a retirement community under an operating lease which expires January 31, 2017, with an option to renew for an additional five-year period. The Company also has operating leases for equipment and office space. The leases generally provide that the Company pay property taxes, insurance and maintenance.

Future minimum payments for the primary lease following December 31, 2012 are as follows (in thousands):

2013	$ 942
2014	961
2015	980
2016	1,000
2017	83
	$ 4,890

Lease expense in 2012, 2011 and 2010 was $924,000, $906,000 and $886,000 respectively.

NOTE G - EARNINGS PER SHARE

The following table sets forth the computations of basic and diluted earnings per share (in thousands, except per share data):

	Year ended December 31,		
	2012	2011	2010
Basic Earnings Per Share:			
Numerator: Net income from continuing operations	$ 168	$ (11,793)	$ (11)
Denominator: Weighted average shares outstanding	1,947	1,947	1,947
Basic earnings per share from continuing operations	0.09	(6.06)	(0.01)
Basic earnings per share from discontinued operations	$ -	$ -	$ -

NOTE H – INCOME TAXES

At December 31, 2012, the Company had net operating loss carry forwards of approximately $6 million, which expire between 2013 and 2026.

Forms 1120, *U.S, Corporation Income Tax Returns,* for the years ending December 31, 2012, 2011, 2010 are subject to examination, by the IRS, generally for three years after they are filed.

NOTE I – STOCKHOLDERS' EQUITY

Outstanding Preferred Stock

Preferred stock consists of the following (amounts in thousands):

	Year Ended December 31,	
	2011	2010
Series B convertible preferred stock, $10 par value, liquidation value of $100, authorized 100 shares, issued and outstanding one share	1	1

The Series B preferred stock has a liquidation value of $100 per share and is convertible into common stock over a ten-year period at prices escalating from $500 per share in 1993 to $1,111 per share by 2002. The right to convert expired April 30, 2003. Dividends at a rate of 6% are payable in cash or preferred shares at the option of the Company.

NOTE J – OTHER INCOME (EXPENSE)

Other income (expense) consists of the following: (amounts in thousands)

	Year ended December 31,		
	2012	2011	2010
Write off of Sterling investment	$ -	$ -	$ (350)
Other	122	(155)	10
	$ 122	$ (155)	$ (340)

NOTE K – CONTINGENCIES

Carlton Energy Group, LLC

In December 2006, Carlton Energy Group, LLC ("Carlton") instituted litigation against an individual, Eurenergy Resources Corporation ("Eurenergy") and several other entities including New Concept Energy, Inc., which was then known as CabelTel International Corporation (the "Company") alleging tortuous conduct, breach of contract and other matters and as to the Company that it was the alter ego of Eurenergy. The Carlton claims were based upon an alleged tortuous interference with a contract by The individual and Eurenergy related to the right to explore a coal bed methane concession in Bulgaria which had never (and has not to this day) produced any hydrocarbons. At no time during the pendency of this project or since did the company or any of its officers or directors have any interest whatsoever in the success or failure of the so-called "Bulgaria Project". However, in the litigation, Carlton alleged that the Company was the alter-ego of certain of the other Defendants including Eurenergy.

Following a jury trial in 2009, the Trial Court (295th District Court of Harris County, Texas) reduced the actual damages found by the jury of $66.5 million and entered judgment against EurEnergy and The individual jointly and severally for $31.16 million in actual damages on its tortuous-interference claim and the Court further assessed exemplary damages against The individual and EurEnergy in the amount of $8.5 million each. The Court granted a judgment for the Company that it was not the alter ego of any of the other parties and thereby would not incur any damages.

Cross appeals were filed by Carlton, The individual and EurEnergy to the Court of Appeals for the First District of Texas (the "Court of Appeals") which rendered its opinion on February 14, 2012. The Court of Appeals opinion, among other things, reinstated the jury award of actual damages jointly and severely against The individual and EurEnergy in the amount of $66.5 million and overturned the Trial Court's ruling favorable to the Company rendering a judgment for that amount plus exemplary damages against the Company as the "alter ego" of Eurenergy.

The Company, and the other defendants, filed a Petition for Review of the Court of Appeals Opinion with the Supreme Court of the State of Texas. After requesting a response from the Plaintiff the Supreme Court requested full briefing on the merits. In March 2013 the Supreme Court granted the Petition for Review and the court will hear oral arguments later in 2013.

The Company vigorously denies that it is the "alter ego" of any other entity; further the Company strongly believes that the Court of Appeals opinion is erroneous in concluding that the Company is an "alter ego" of any other entity which is contrary to Nevada substantive law. There are also questions regarding the underlying liability of EurEnergy and if Eurenergy is successful in its petition for review or, even if unsuccessful if the Company is successful on its positions described above, the Trial Court's judgment could be reinstated and the Company would have no liability on this claim.

Chesapeake Exploration Limited Partnership and Chesapeake Operating, Inc. ("Chesapeake") In January 2006, the Company entered into a joint operating agreement evidencing its acquisition of a 5% interest in two gas wells being drilled and ultimately operated by Chesapeake. The Company relied on the cost projections provided by Chesapeake to make its investment decision. Subsequent to its investment, the Company received an invoice from Chesapeake for $556,217 which, according to Chesapeake, represents the Company's 5% share of additional costs incurred by Chesapeake in drilling the wells. The Company believes that these additional costs far exceed any reasonable expense that should have been incurred in drilling the two wells and were incurred without notifying the Company of such expenses. The Company has requested an accounting of the additional expenses and a reconciliation of the final costs to the cost estimates previously presented. In April 2007, Chesapeake filed a lawsuit against the Company and others in District Court of Tarrant County, Texas.

In March 2011, Chesapeake received a summary judgment award including prejudgment interest for $686,874 plus $65,000 in legal fees. The judgment did however acknowledge that the plaintiff did not pay the company for it's pro rata share of the gas produced by the two wells.

The Company has appealed the judgment to the Court of Appeals which reduced the judgment by approximately $16,000 but otherwise affirmed the lower court ruling. The company filed an appeal with the Texas Supreme Court however on February 15, 2013 the Supreme Court denied the petition.

The Company is pursuing its legal remedies to collect for the gas that has been previously produced. As of December 2012 the Company has recorded a net liability due Chesapeake of $491,000.

Yazoo Pipeline Company, LP and Sterling Exploration and Production Company ("Sterling")

Sterling Exploration and Production Company was an oil and gas exploration and production company with offshore production and Yazoo Pipeline Company transported Sterling's and others oil and gas to shore for delivery to purchasers. On December 23, 2008 Sterling filed for Chapter 11 bankruptcy relief.

In 2009 the Company attempted to acquire Sterling and invested a total of approximately $400,000 including debtor in possession financing paid to Sterling and other expenses. In 2009 we wrote off $50,000 of our investment. In 2010 the potential acquisition was abandoned and in the second quarter of 2010 we wrote off the balance of our investment. The bankruptcy of Sterling was ultimately converted to a Chapter Seven.

In December, 2010 the bankruptcy trustee filed a lawsuit against a number of parties including New Concept Energy, Inc with a variety of allegations including that the Company conspired with other defendants or aided and abetted others in a breach of fiduciary duty owed to the debtor Sterling.

In April 2012 this matter was settled and the Company's share was payment of $112,500.

Other

The Company has been named as a defendant in other lawsuits in the ordinary course of business. Management is of the opinion that these lawsuits will not have a material effect on the financial condition, results of operations or cash flows of the Company.

NOTE L – OPERATING SEGMENTS

The following table reconciles the segment information to the corresponding amounts in the Consolidated Statements of Operations and total assets:

Year ended December 31, 2012	Oil and Gas Operations	Retirement Facility	Corporate	Total
Operating revenue	$ 1,182	$ 2,762	$ -	$ 3,944
Operating expenses	1,093	2,339	575	4,007
Depreciation, depletion and amortization	727	50	2	779
Accretion of asset retirement obligation	68	-	-	68
Impairment of oil and gas properties	912			912
Total Operating Expenses	2,800	2,389	577	5,766
Interest expense	-	-	(208)	(208)
Other income	-	-	2,198	2,198
Segment operating income	$ (1,618)	$ 373	$ 1,413	$ 168
Assets	$ 11,199	$ 611	$ 674	$ 12,484

Year ended December 31, 2011	Oil and Gas Operations	Retirement Facility	Corporate	Total
Operating revenue	$ 1,020	$ 2,881	$ -	$ 3,901
Operating expenses	1,095	2,154	577	5,217
Depreciation, Depletion and Amortization	335	42	2	416
Accretion of Asset Retirement Obligation	129	-	-	129
Impairment of oil and gas properties	1,428			1,428
Total Operating Expenses	2,987	2,196	579	7,190
Interest expense	-	-	(131)	(131)
Other income	-	-	(10,161)	(10,161)
Interest income	-	-	360	360
Segment operating income	$ (1,967)	$ 685	$ (10,511)	$ (13,221)
Assets	$ 12,376	$ 254	$ 820	$ 13,450

Year ended December 31, 2010	Oil and Gas Operations	Retirement Facility	Corporate	Total
Operating revenue	$ 1,248	$ 2,965	$ -	$ 4,213
Operating expenses	970	2,072	729	3,771
Depreciation, Depletion and Amortization	322	39	2	363
Accretion of Asset Retirement Obligation	123	-	-	123
Total Operating Expenses	1,415	2,111	731	4,257
Interest expense		-	(124)	(124)
Other income	-	-	(340)	(340)
Interest income	-	-	497	497
Segment operating income	$ (167)	$ 854	$ (698)	$ (11)
Assets	$ 12,950	$ 220	$ 10,852	$ 24,022

NOTE M - QUARTERLY DATA (UNAUDITED)

The table below reflects the Company's selected quarterly information for the years ended December 31, 2012, 2011 and 2010. Amounts shown are in thousands except per share amounts.

Year ended December 31, 2012	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 964	$ 988	$ 976	$ 1,016
Operating (expense)	(1,102)	(1,071)	(1,022)	(1,082)
Corporate general and administrative expense	(159)	(134)	(108)	(176)
Impairment of natural gas and oil properties	(912)	-	-	-
Other income (expense) net	(58)	48	1,674	534
Net income (loss) from continuing operations	(1,267)	(169)	1,520	84
Income (loss) allocable to common shareholders	$ (1,267)	$ (169)	$ 1,520	$ 84
Income (loss) per common share – basic	(0.65)	(0.08)	$ 0.78	$ 0.04

Year ended December 31, 2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 1,009	$ 1,013	$ 1,003	$ 876
Operating (expense)	(948)	(911)	(990)	(2,334)
Corporate general and administrative expense	(124)	(126)	(101)	(228)
Impairment of natural gas and oil properties	—	—	—	—
Other income (expense) net	160	90	30	(10,212)
Net income (loss) from continuing operations	97	66	(57)	(11,899)
Income (loss) allocable to common shareholders	$ 97	$ 66	$ (57)	$ (11,899)
Income (loss) per common share – basic	$ 0.05	$ 0.03	(0.03)	(6.10)

Year ended December 31, 2010	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 973	$ 1,082	$ 1,112	$ (3,167)
Operating (expense)	(950)	(948)	(891)	2,789
Corporate general and administrative expense	(199)	(124)	(124)	447
Impairment of natural gas and oil properties	—	—	—	—
Other income (expense) net	136	285	91	(512)
Net income (loss) from continuing operations	(40)	(273)	188	125
Income (loss) allocable to common shareholders	$ (40)	$ (273)	$ 188	$ 125
Income (loss) per common share – basic	(0.02)	(0.12)	$ 0.10	$ 0.06

NOTE N - SUPPLEMENTARY FINANCIAL INFORMATION ON OIL AND NATURAL GAS EXPLORATION, DEVELOPMENT AND PRODUCTION ACTIVITIES (UNAUDITED)

The Company's net ownership interests in estimated quantities of proved oil and natural gas reserves and changes in net proved reserves, all of which are located in the continental United States, are summarized below:

	2012	
	Gas (MMCF)	Oil (MBBLS)
Proved developed and undeveloped reserves - January 1, 2012	2,551	103
Purchase of oil and natural gas properties in place	0	0
Discoveries and exclusions	809	22
Revisions	(324)	(14)
Sales of oil and gas properties in place	0	0
Production	(187)	(8)
December 31, 2012	2,849	103
Proved developed at beginning of year	1,105	56
Proved developed reserves at end of year	593	35

	2,011	
	Gas (MMCF)	Oil (MBBLS)
Proved developed and undeveloped reserves - January 1, 2011	6,954	72
Purchase of oil and natural gas properties in place	0	0
Discoveries and exclusions	0	37
Revisions	(4,227)	0
Sales of oil and gas properties in place	0	0
Production	(176)	(6)
December 31, 2011	2,551	103
Proved developed at beginning of year	1,899	14
Proved developed reserves at end of year	1,105	57

The following table presents the changes in our total proved undeveloped reserves.

	Gas (MMCF)	Oil (MBBLS)
Proved undeveloped reserves as of December 31, 2010	5,055	57
Conversion to proved developed reserves	-	42
Revaluation of undeveloped reserves	(3,608)	(52)
Proved undeveloped reserves as of December 31, 2011	1,447	47
Conversion to proved developed reserves	-	-
Revaluation of undeveloped reserves	809	21
Proved undeveloped reserves as of December 31, 2012	2,256	68

The following table reflects the capitalized costs relating to oil and gas producing activities.

	2012	2011
Property acquisition costs:		
Proved properties	$ 11,141	$ 12,862
Unproved properties	-	-
Accumulated depreciation, depletion and amortization and valuation allowance	(1,424)	(1,721)
Net capitalized costs	$ 9,717	$ 11,141

The following table reflects the costs incurred in oil and gas property acquisition, exploration and development activities.

	2012	2011
Property acquisition costs:		
Proved properties	$ -	$ -
Unproved properties	-	-
Exploration costs	-	-
Development costs	-	934
Total cost incurred	$ -	$ 934

The following table reflects revenues and expenses directly associated with our oil and gas producing activities, including general and administrative expenses directly related to such producing activities. They do not include any allocation of interest costs or general corporate overhead and, therefore, are not necessarily indicative of the contribution to net earnings of our oil and gas operations. Income tax expense has been calculated by applying statutory income tax rates to oil and gas sales after deducting costs, including depreciation, depletion and amortization and after giving effect to permanent differences.

	2012	2011
Oil and gas sales	$ 1,812	$ 1,020
Production expenses	(1,093)	(1,095)
Exploration expenses	-	
Depreciation, depletion and amortization	(727)	(335)
Accretion of asset retirement obligations	(68)	(129)
Impairment of oil and gas properties	(912)	-
General and administrative expenses	-	(1,428)
Income tax benefit (expense)	-	(167)
Results of operations	$ (1,168)	$ (1,967)

The following table reflects the standardized measure of future net cash flows related to our proved reserves.

	2012	2011
Future oil and gas cash inflows	$ 23,109	$ 23,395
Future oil and gas operating expenses	(2,829)	(5,036)
Future development costs	(3,382)	(2,343)
Future tax expense	(466)	(370)
Future net cash flows	16,432	15,404
10% discount to reflect timing of cash flows	15,708	(4,505)
Standardized measure of discounted future net cash flows	$ 10,724	$ 12,418

The following table reflects the principal changes in the standardized measure of discounted future net cash flows attributable to our proved reserves.

	2012	2011
Beginning balance	$ 11,141	$ 12,418
Oil and gas sales, net of production costs	(719)	(75)
Purchase of reserves, net of future development costs	-	-
Net changes in prices and production costs	302	(1,202)
Extensions and discoveries, net of future development costs-	-	-
Revisions of quantity estimates	-	-
Other changes		
Ending balance	$ 10,724	$ 11,141

NOTE O – ASSET RETIREMENT OBLIGATION

The Company records an asset retirement obligation (ARO) when the total depth of a drilled well is reached and the Company can reasonably estimate the fair value of an obligation to perform site reclamation, dismantle facilities or plug and abandon costs. The Company records the ARO liability on the consolidated balance sheets and capitalizes a portion of the cost in "Oil and natural gas properties" during the period in which the obligation is incurred. In general, the amount of an ARO and the costs capitalized will be equal to the estimated future cost to satisfy the abandonment obligation using current prices that are escalated by an assumed inflation factor up to the estimated settlement date and adjusted for the Company's credit risk. This amount is then discounted back to the date that the abandonment obligation was incurred using an assumed cost of funds for the Company. After recording these amounts, the ARO is accreted to its future estimated value using the same assumed cost of funds. The additional capitalized costs are depreciated on a unit-of-production basis or straight-line basis.

In the third quarter of 2012 the Company re-evaluated its method of plugging abandoned wells and determined by doing so in-house it could lower the cost. Based upon the Company's current calculations we have established a sufficient reserve, for accounting purposes, to plug the existing wells when necessary.

(in thousands)	2012	2011
Asset retirement obligation, January 1	$ 2,702	$ 2,573
Acquisition of oil and gas properties	-	-
Revisions in the estimated cash flows	-	-
Liability incurred upon acquiring and drilling wells	-	-
Liability settled upon plugging and abandoning wells	-	-
Accretion of discount expense	68	129
Asset retirement obligation, December 31	$ 2,770	$ 2,702

NOTE P –SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 29, 2013, the date the financial statements were available to be issued, and has determined that there are none to be reported.

EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

Entity Name	State or County	% Owned
Cardinal Oil & Gas, Inc.	Nevada	100%
King City Retirement Corporation	Oregon	100%
Mockingbird Energy, LLC	Nevada	100%
Mountaineer State Energy, Inc.	West Virginia	100%
Mountaineer State Operations, LLC	Nevada	100%

During 2012 the Company dissolved the following inactive corporations:

Crown Pointe	California	100%
Mesquite, LLC	Nevada	60%
Retirement Real Estate, Inc.	Nevada	100%
Senior Living Management Payroll Company	Texas	100%
Villa Residential Care Homes – Arlington I, LP	Texas	49%
SLM Wedgewood Terrace, Inc.	Nevada	100%
Windsor House Greenville, LLC	South Carolina	100%

CERTIFICATIONS **EXHIBIT 31.1**

PRINCIPAL EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER'S RULE 13a-14(a)/15d-14(a)

I, Gene S. Bertcher, certify that:

1) I have reviewed this annual report of Form 10-K of New Concept Energy, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made in light of the circumstances under which such statements were made, and is not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements and other financial information included in this report fairly present, in all material respects, the financial condition, results of operations and cash flows of the Registrant as of and for the periods presented in this report;

4) I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13-15(e) and 15(d)-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13(a)-15(f) and 15(d)-15(f)) for the Registrant and have:

(a) Designed such disclosure controls and procedures, or used such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;

(c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the controls and procedures as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

5) I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls.

Dated: March 29, 2013

/s/ Gene S. Bertcher
Gene S. Bertcher, Principal Executive Officer, President and Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. § 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of New Concept Energy, Inc. (the "Company") of Form 10-K for the period ended December 31, 2012, as filed with the Securities Exchange Commission on the date hereof (the "Report"), I, Gene S. Bertcher, President and Chief Financial Officer of the Company, do hereby certify pursuant to 18 U.S.C. §1350 that:

(i) The Report fully complies with the requirements of Section 13(a) or I 5(d) of the Securities Exchange Act of 1934, as amended; and

(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company, at the end of the period indicated and for the periods indicated.

Dated: March 29, 2013

/s/ Gene S. Bertcher

Gene S. Bertcher, Principal Executive Officer, President and Chief Financial Officer

LEE KEELING AND ASSOCIATES, INC.

PETROLEUM CONSULTANTS

First Place Tower
15 East Fifth Street • Suite 3500
Tulsa, Oklahoma 74103-4350
(918) 587-5521 • Fax: (918) 587-2881
www.lkaengineers.com

March 15, 2013

New Concept Energy, Inc.
1603 LBJ Freeway, Suite 300
Dallas, Texas 75234

Attn: Mr. Gene Bertcher
Chief Executive Officer

Re: Estimated Reserves and Future Net Revenue
Proved Producing and Undeveloped Reserves
Oil and Gas Properties Owned by
Mountaineer State Energy Inc.

Gentlemen:

In accordance with your request, we have prepared an estimate of net proved producing, non-producing, and undeveloped reserves and the future net revenue to be realized from the interests owned by Mountaineer State Energy Inc. (Mountaineer) in oil and gas properties located in the states of Ohio and West Virginia. Our estimate includes all of Mountaineer's net reserves. The effective date of this estimate is December 31, 2012, and the results are summarized as follows:

	ESTIMATED REMAINING NET RESERVES		FUTURE NET REVENUE	
RESERVE CLASSIFICATION	Oil (BBLS)	Gas (MCF)	TOTAL ($)	Present Worth Disc. @ 10% ($)
Proved Developed				
Producing	35,161	418,026	2,803,301	1,921,739
Behind Pipe	-	175,000	631,767	370,866
Sub-Total	35,161	593,026	3,435,068	2,292,605
Proved Undeveloped				
Primary	68,471	2,255,972	12,995,997	8,431,695
Total All Reserves	103,632	2,848,998	16,431,065	10,724,300

Note: Totals may not agree with schedules due to roundoff.

Future net revenue is the amount, exclusive of state and federal income taxes, which will accrue to the subject interests from continued operation of the properties to depletion. It should not be construed as a fair market or trading value.

No attempt has been made to determine whether the wells and facilities are in compliance with various governmental regulations, nor have costs been included in the event they are not.

This report consists of various summaries. Schedule No. 1 presents summary forecasts by reserve type of annual gross and net production, severance and ad valorem taxes, operating income and net revenue. Schedule No. 2 is a sequential listing of the forecast entities based on discounted future net revenue. A one-line alphabetical listing of the forecast entities is presented on Schedule No. 3. Supplemental data, presented as Schedule No. 4, includes the individual cash flows for the various entities. These are accompanied by production decline curves that show our projections of future producing rates.

BACKGROUND

This estimate is concerned with approximately one hundred ten (110) gas and oil wells of which one hundred two (102) were selling gas with eight (8) producing oil on the effective date. Several additional wells are shut-in. These wells are located in two Ohio counties, Athens and Meigs, and the three West Virginia counties of Calhoun, Jackson and Roane. Composite production decline curves have been prepared of gas production (sales) for each of the five counties. These composite decline curves are the "forecast entities" referred to in the preceding paragraphs. Individual production decline curves with cash flows for the eight recently completed Berea oil wells are also included.

CLASSIFICATION OF RESERVES

Reserves assigned to the various wells have been classified as "proved developed" and "proved undeveloped" in accordance with the definitions of the proved reserves as promulgated by the Securities and Exchange Commission (SEC). These are as follows:

Proved Developed Oil and Gas Reserves are reserves that can be recovered with reasonable certainty through existing wells with existing equipment and operating methods. Additional oil and gas to be recovered through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved Undeveloped Oil and Gas Reserves are reserves to be recovered with reasonable certainty from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Proved Developed Oil and Gas Reserves are further divided into "proved developed producing" and "proved developed behind pipe" reserves. These are defined as follows:

Proved Developed Producing Reserves are those reserves expected to be recovered from currently producing zones under continuation of present operating methods.

Proved Developed Behind-Pipe Reserves are those reserves currently behind the pipe in existing wells that are considered proved by virtue of successful testing or production in offsetting wells.

ESTIMATION OF RESERVES

All of Mountaineer's active gas wells have been producing for a considerable length of time and all have well-defined production declining trends. Reserves attributable to these wells were based upon extrapolation of these decline trends to an economic limit. Reserves attributable to the oldest of the Berea oil wells were estimated by extrapolation of the production decline trend to the economic limit.

Reserves anticipated from newer wells, behind pipe and/or undeveloped locations were based upon analogy with nearby wells which are producing from the same horizons in the respective areas.

Our estimate of reserves used all methods and procedures considered necessary, under the circumstances, to prepare this report.

FUTURE NET REVENUE

Oil and Gas Income

Income from the recovery and sale of the estimated gas reserves was based on the average of prices received on the first day of each month in 2012 as provided by the staff of Mountaineer. Gas was being sold in both Ohio and West Virginia under contract, and the price used was $4.53 per MCF in Ohio and $4.91 per MCF for gas sold in West Virginia. These prices were held constant, but provisions were made for state severance and ad valorem taxes.

Income from oil sales was also based on the average of prices received the first day of each month in 2012. This price supplied by Mountaineer was $90.58 per barrel and held constant with provisions for state severance and ad valorem taxes. It was also adjusted for historical differences between this price and actual field prices.

Projected produced gas volumes from West Virginia wells were reduced to sales volumes based on actual shrinkage data as provided by Mountaineer.

Operating Expenses

Anticipated monthly expenses were based on actual expenses incurred in 2012 as supplied by Mountaineer. Expenses were not escalated but held constant for the various recovery periods

Future Expenses

As provided by Mountaineer, provisions have been made for future expenses required for drilling and completion of wells drilled to capture the proved undeveloped reserves. These costs have been held constant from current estimates.

GENERAL

The assumptions, data, methods and procedures used are appropriate for the purpose served by the report.

Information upon which this estimate of net reserves and future net revenue has been based was furnished by the staff of Mountaineer or was obtained by us from outside sources we consider to be reliable. This information is assumed to be correct. No attempt has been made to verify title or ownership of the subject properties. Wells were not inspected by a representative of this firm, nor were they tested under our supervision; however, the performance of the majority of the wells was discussed with the employees of Mountaineer.

This report has been prepared utilizing methods and procedures regularly used by petroleum engineers to estimate oil and gas reserves for properties of this type and character. The recovery of oil and gas reserves and projection of producing rates are dependent upon many variable factors including prudent operation, compression of gas when needed, market demand, installation of lifting equipment, and remedial work when required. The reserves included in this report have been based upon the assumption that the wells will be operated in a prudent manner under the same conditions existing on the effective date. Actual production results and future well data may yield additional facts, not presently available to us, which may require an adjustment to our estimates.

The projection of cash flow has been made assuming constant prices. There is no assurance that prices will not vary. For this reason and those listed in the previous paragraph, the future net cash from the sale of production from the subject properties may vary from the estimates contained in this report.

The information developed during the course of this investigation, basic data, maps and worksheets showing recovery determinations are available for inspection in our office.

We appreciate this opportunity to be of service to you.

Very truly yours,

Lee Keeling and Associates, Inc.

LEE KEELING AND ASSOCIATES, INC.

LKA7310

ESTIMATED RESERVES AND FUTURE NET REVENUE
MOUNTAINEER STATE ENERGY, INC.
OHIO AND WEST VIRGINIA PROPERTIES
ALL PROVED RESERVES

DATE : 03/15/2013
TIME : 10:07:22
DBS : 7310MountaineerSt
SETTINGS : LKA0113
SCENARIO : LKA0113

R E S E R V E S A N D E C O N O M I C S

AS OF DATE: 12/31/2012

END MO-YEAR	GROSS OIL PRODUCTION MBBLS	GROSS GAS PRODUCTION MMCF	NET OIL PRODUCTION MBBLS	NET GAS PRODUCTION MMCF	NET OIL PRICE $/BBL	NET GAS PRICE $/MCF	NET OIL SALES M$	NET GAS SALES M$	TOTAL NET SALES M$
12-2013	9.746	297.529	8.050	256.792	90.580	4.716	729.162	1211.000	1940.161
12-2014	23.400	438.245	20.103	380.706	90.580	4.766	1820.946	1814.628	3635.574
12-2015	17.677	485.337	15.161	422.403	90.580	4.797	1373.314	2026.142	3399.456
12-2016	12.251	483.045	10.460	420.734	90.580	4.839	947.432	2036.006	2983.438
12-2017	9.415	703.333	8.011	613.733	90.580	4.893	725.640	3002.972	3728.613
12-2018	7.657	402.158	6.498	350.393	90.580	4.885	588.596	1711.651	2300.247
12-2019	6.456	220.903	5.467	191.944	90.580	4.870	495.238	934.841	1430.079
12-2020	5.582	93.727	4.719	80.786	90.580	4.827	427.452	389.931	817.382
12-2021	4.917	19.477	4.151	15.918	90.580	4.530	375.960	72.107	448.067
12-2022	4.393	17.742	3.704	14.484	90.580	4.530	335.502	65.613	401.115
12-2023	3.971	16.315	3.344	13.307	90.580	4.530	302.869	60.281	363.151
12-2024	3.622	15.118	3.047	12.322	90.580	4.530	275.989	55.818	331.807
12-2025	3.329	14.098	2.798	11.484	90.580	4.530	253.463	52.021	305.484
12-2026	3.080	13.217	2.587	10.761	90.580	4.530	234.313	48.749	283.062
12-2027	2.775	12.197	2.325	9.973	90.580	4.530	210.606	45.180	255.786
S TOT	118.270	3232.440	100.425	2805.740	90.580	4.821	9096.481	13526.940	22623.418
AFTER	3.665	49.438	3.207	43.258	90.580	4.530	290.501	195.959	486.459
TOTAL	121.935	3281.877	103.632	2848.998	90.580	4.817	9386.982	13722.899	23109.879

END MO-YEAR	AD VALOREM TAX M$	PRODUCTION TAX M$	DIRECT OPER EXPENSE M$	INTEREST PAID M$	CAPITAL REPAYMENT M$	EQUITY INVESTMENT M$	FUTURE NET CASHFLOW M$	CUMULATIVE CASHFLOW M$	CUM. DISC. CASHFLOW M$
12-2013	71.716	12.174	485.060	0.000	0.000	552.000	819.212	819.212	776.888
12-2014	79.121	9.429	467.260	0.000	0.000	1462.000	1617.764	2436.976	2151.129
12-2015	60.857	4.355	409.260	0.000	0.000	342.000	2582.984	5019.960	4184.334
12-2016	41.457	2.800	280.760	0.000	0.000	1026.000	1632.421	6652.381	5370.882
12-2017	24.189	1.330	101.910	0.000	0.000	0.000	3601.183	10253.564	7716.949
12-2018	20.291	1.097	98.910	0.000	0.000	0.000	2179.949	12433.514	9008.330
12-2019	17.521	0.935	95.910	0.000	0.000	0.000	1315.713	13749.227	9717.177
12-2020	15.442	0.816	91.410	0.000	0.000	0.000	709.714	14458.941	10066.651
12-2021	13.821	0.725	86.160	0.000	0.000	0.000	347.361	14806.302	10221.156
12-2022	12.518	0.652	86.160	0.000	0.000	0.000	301.785	15108.087	10343.186
12-2023	11.447	0.593	86.160	0.000	0.000	0.000	264.950	15373.037	10440.582
12-2024	10.550	0.545	86.160	0.000	0.000	0.000	234.552	15607.589	10518.965
12-2025	9.788	0.503	86.160	0.000	0.000	0.000	209.033	15816.622	10582.470
12-2026	9.132	0.468	86.160	0.000	0.000	0.000	187.302	16003.924	10634.200
12-2027	8.541	0.426	83.660	0.000	0.000	0.000	163.160	16167.084	10675.203
S TOT	406.390	36.848	2631.100	0.000	0.000	3382.000	16167.084	16167.084	10675.203
AFTER	22.635	1.042	198.800	0.000	0.000	0.000	263.982	16431.064	10724.297
TOTAL	429.026	37.890	2829.900	0.000	0.000	3382.000	16431.066	16431.064	10724.297

	OIL	GAS
GROSS WELLS	18.0	88.0
GROSS ULT., MB & MMF	126.326	13233.900
GROSS CUM., MB & MMF	4.391	9952.023
GROSS RES., MB & MMF	121.935	3281.877
NET RES., MB & MMF	103.632	2848.999
NET REVENUE, M$	9386.981	13722.900
INITIAL PRICE, $	90.580	4.851
INITIAL N.I., PCT.	82.594	87.500

LIFE, YRS.	31.17
DISCOUNT %	10.00
UNDISCOUNTED PAYOUT, YRS.	0.40
DISCOUNTED PAYOUT, YRS.	0.41
UNDISCOUNTED NET/INVEST.	5.86
DISCOUNTED NET/INVEST.	4.81
RATE-OF-RETURN, PCT.	100.00
INITIAL W.I., PCT.	98.767

P.W. %	P.W., M$
5.00	13082.734
10.00	10724.299
15.00	8989.840
20.00	7671.737
25.00	6643.848
30.00	5825.310
40.00	4616.491
60.00	3173.656
80.00	2371.741
100.00	1875.959

THIS SCHEDULE IS PART OF A REPORT AND SUBJECT TO QUALIFICATIONS OF THE REPORT.
LEE KEELING AND ASSOCIATES, INC.

ESTIMATED RESERVES AND FUTURE NET REVENUE
MOUNTAINEER STATE ENERGY, INC.
OHIO AND WEST VIRGINIA PROPERTIIES
PROVED DEVELOPED PRODUCING RESERVES

DATE : 03/15/2013
TIME : 10:07:21
DBS : 7310MountaineerSt
SETTINGS : LKA0113
SCENARIO : LKA0113

R E S E R V E S A N D E C O N O M I C S

AS OF DATE: 12/31/2012

—END— MO-YEAR	GROSS OIL PRODUCTION —MBBLS—	GROSS GAS PRODUCTION —MMCF—	NET OIL PRODUCTION —MBBLS—	NET GAS PRODUCTION —MMCF—	NET OIL PRICE —$/BBL—	NET GAS PRICE —$/MCF—	NET OIL SALES —M$—	NET GAS SALES —M$—	TOTAL NET SALES —M$—
12-2013	8.139	156.102	6.644	133.043	90.580	4.624	601.802	615.205	1217.007
12-2014	5.377	127.484	4.333	108.790	90.580	4.589	392.510	499.237	891.748
12-2015	4.108	100.647	3.289	85.799	90.580	4.530	297.934	388.670	686.604
12-2016	3.347	59.356	2.668	50.007	90.580	4.530	241.677	226.531	468.208
12-2017	2.833	7.820	2.252	5.159	90.580	4.530	203.978	23.372	227.350
12-2018	2.461	6.868	1.952	4.515	90.580	4.530	176.818	20.451	197.269
12-2019	2.179	6.129	1.725	4.017	90.580	4.530	156.259	18.199	174.458
12-2020	1.957	5.539	1.547	3.622	90.580	4.530	140.126	16.407	156.533
12-2021	1.777	5.056	1.403	3.299	90.580	4.530	127.113	14.945	142.057
12-2022	1.629	4.653	1.285	3.031	90.580	4.530	116.383	13.729	130.112
12-2023	1.504	4.311	1.185	2.804	90.580	4.530	107.378	12.702	120.080
12-2024	1.398	4.018	1.101	2.610	90.580	4.530	99.709	11.821	111.530
12-2025	1.306	3.763	1.028	2.441	90.580	4.530	93.095	11.058	104.154
12-2026	1.226	3.540	0.964	2.294	90.580	4.530	87.332	10.390	97.722
12-2027	1.155	3.182	0.908	2.085	90.580	4.530	82.262	9.444	91.706
S TOT	40.396	498.468	32.285	413.515	90.580	4.576	2924.377	1892.161	4816.538
AFTER	3.287	5.156	2.876	4.512	90.580	4.530	260.481	20.437	280.918
TOTAL	43.683	503.624	35.161	418.026	90.580	4.575	3184.858	1912.598	5097.456

—END— MO-YEAR	AD VALOREM TAX —M$—	PRODUCTION TAX —M$—	DIRECT OPER EXPENSE —M$—	INTEREST PAID —M$—	CAPITAL REPAYMENT —M$—	EQUITY INVESTMENT —M$—	FUTURE NET CASHFLOW —M$—	CUMULATIVE CASHFLOW —M$—	CUM. DISC. CASHFLOW —M$—
12-2013	64.083	11.256	479.460	0.000	0.000	0.000	662.209	662.209	631.405
12-2014	48.081	6.877	422.460	0.000	0.000	0.000	414.330	1076.539	990.596
12-2015	39.057	2.474	348.960	0.000	0.000	0.000	296.113	1372.652	1223.928
12-2016	26.643	1.517	217.460	0.000	0.000	0.000	222.588	1595.240	1383.418
12-2017	12.959	0.354	33.360	0.000	0.000	0.000	180.677	1775.916	1501.080
12-2018	11.245	0.308	33.360	0.000	0.000	0.000	152.357	1928.273	1591.279
12-2019	9.944	0.273	33.360	0.000	0.000	0.000	130.881	2059.154	1661.720
12-2020	8.922	0.245	33.360	0.000	0.000	0.000	114.005	2173.159	1717.500
12-2021	8.097	0.223	33.360	0.000	0.000	0.000	100.377	2273.537	1762.147
12-2022	7.416	0.204	33.360	0.000	0.000	0.000	89.131	2362.668	1798.189
12-2023	6.845	0.189	33.360	0.000	0.000	0.000	79.686	2442.354	1827.481
12-2024	6.357	0.175	33.360	0.000	0.000	0.000	71.637	2513.991	1851.421
12-2025	5.937	0.164	33.360	0.000	0.000	0.000	64.693	2578.685	1871.075
12-2026	5.570	0.154	33.360	0.000	0.000	0.000	58.638	2637.323	1887.270
12-2027	5.227	0.143	33.360	0.000	0.000	0.000	52.976	2690.299	1900.571
S TOT	266.384	24.556	1835.300	0.000	0.000	0.000	2690.299	2690.299	1900.571
AFTER	16.015	0.400	151.500	0.000	0.000	0.000	113.003	2803.302	1921.738
TOTAL	282.399	24.956	1986.800	0.000	0.000	0.000	2803.302	2803.302	1921.738

	OIL	GAS
GROSS WELLS	8.0	81.0
GROSS ULT., MB & MMF	48.074	10455.647
GROSS CUM., MB & MMF	4.391	9952.023
GROSS RES., MB & MMF	43.683	503.624
NET RES., MB & MMF	35.161	418.026
NET REVENUE, M$	3184.858	1912.598
INITIAL PRICE, $	90.580	4.618
INITIAL N.I., PCT.	81.626	87.500

LIFE, YRS.	31.17
DISCOUNT %	10.00
UNDISCOUNTED PAYOUT, YRS.	0.00
DISCOUNTED PAYOUT, YRS.	0.00
UNDISCOUNTED NET/INVEST.	0.00
DISCOUNTED NET/INVEST.	0.00
RATE-OF-RETURN, PCT.	100.00
INITIAL W.I., PCT.	92.451

P.W. %	P.W., M$
5.00	2267.195
10.00	1921.739
15.00	1682.595
20.00	1507.533
25.00	1373.632
30.00	1267.596
40.00	1109.389
60.00	909.887
80.00	786.443
100.00	700.979

ESTIMATED RESERVES AND FUTURE NET REVENUE
MOUNTAINEER STATE ENERGY, INC.
OHIO AND WEST VIRGINIA PROPERTIES
PROVED BEHIND-PIPE RESERVES

DATE : 03/15/2013
TIME : 10:07:21
DBS : 7310MountaineerSt
SETTINGS : LKA0113
SCENARIO : LKA0113

R E S E R V E S A N D E C O N O M I C S

AS OF DATE: 12/31/2012

--END-- MO-YEAR	GROSS OIL PRODUCTION ---MBBLS---	GROSS GAS PRODUCTION ---MMCF---	NET OIL PRODUCTION ---MBBLS---	NET GAS PRODUCTION ---MMCF---	NET OIL PRICE ---$/BBL---	NET GAS PRICE ---$/MCF---	NET OIL SALES ---M$---	NET GAS SALES ---M$---	TOTAL NET SALES ---M$---
12-2013	0.000	33.920	0.000	29.680	0.000	4.530	0.000	134.450	134.450
12-2014	0.000	26.536	0.000	23.219	0.000	4.530	0.000	105.182	105.182
12-2015	0.000	18.160	0.000	15.890	0.000	4.530	0.000	71.983	71.983
12-2016	0.000	14.133	0.000	12.367	0.000	4.530	0.000	56.021	56.021
12-2017	0.000	11.709	0.000	10.245	0.000	4.530	0.000	46.411	46.411
12-2018	0.000	10.069	0.000	8.811	0.000	4.530	0.000	39.912	39.912
12-2019	0.000	8.877	0.000	7.768	0.000	4.530	0.000	35.188	35.188
12-2020	0.000	7.967	0.000	6.971	0.000	4.530	0.000	31.581	31.581
12-2021	0.000	7.247	0.000	6.341	0.000	4.530	0.000	28.725	28.725
12-2022	0.000	6.661	0.000	5.828	0.000	4.530	0.000	26.401	26.401
12-2023	0.000	6.173	0.000	5.402	0.000	4.530	0.000	24.469	24.469
12-2024	0.000	5.761	0.000	5.041	0.000	4.530	0.000	22.834	22.834
12-2025	0.000	5.407	0.000	4.731	0.000	4.530	0.000	21.431	21.431
12-2026	0.000	5.099	0.000	4.462	0.000	4.530	0.000	20.211	20.211
12-2027	0.000	4.829	0.000	4.225	0.000	4.530	0.000	19.140	19.140
S TOT	0.000	172.548	0.000	150.980	0.000	4.530	0.000	683.938	683.938
AFTER	0.000	27.452	0.000	24.020	0.000	4.530	0.000	108.812	108.812
TOTAL	0.000	200.000	0.000	175.000	0.000	4.530	0.000	792.750	792.750

--END-- MO-YEAR	AD VALOREM TAX ---M$---	PRODUCTION TAX ---M$---	DIRECT OPER EXPENSE ---M$---	INTEREST PAID ---M$---	CAPITAL REPAYMENT ---M$---	EQUITY INVESTMENT ---M$---	FUTURE NET CASHFLOW ---M$---	CUMULATIVE CASHFLOW ---M$---	CUM. DISC. CASHFLOW ---M$---
12-2013	7.633	0.742	1.600	0.000	0.000	60.000	64.474	64.474	59.861
12-2014	5.972	0.580	2.400	0.000	0.000	0.000	96.230	160.704	143.271
12-2015	4.087	0.397	2.400	0.000	0.000	0.000	65.099	225.803	194.568
12-2016	3.181	0.309	2.400	0.000	0.000	0.000	50.131	275.935	230.480
12-2017	2.635	0.256	2.400	0.000	0.000	0.000	41.120	317.054	257.258
12-2018	2.266	0.220	2.400	0.000	0.000	0.000	35.026	352.080	277.994
12-2019	1.998	0.194	2.400	0.000	0.000	0.000	30.596	382.676	294.461
12-2020	1.793	0.174	2.400	0.000	0.000	0.000	27.213	409.889	307.776
12-2021	1.631	0.159	2.400	0.000	0.000	0.000	24.535	434.425	318.689
12-2022	1.499	0.146	2.400	0.000	0.000	0.000	22.357	456.781	327.729
12-2023	1.389	0.135	2.400	0.000	0.000	0.000	20.545	477.326	335.282
12-2024	1.296	0.126	2.400	0.000	0.000	0.000	19.012	496.338	341.635
12-2025	1.217	0.118	2.400	0.000	0.000	0.000	17.696	514.033	347.011
12-2026	1.147	0.112	2.400	0.000	0.000	0.000	16.552	530.585	351.583
12-2027	1.087	0.106	2.400	0.000	0.000	0.000	15.548	546.133	355.486
S TOT	38.831	3.774	35.200	0.000	0.000	60.000	546.133	546.133	355.486
AFTER	6.178	0.601	16.400	0.000	0.000	0.000	85.634	631.767	370.866
TOTAL	45.008	4.375	51.600	0.000	0.000	60.000	631.767	631.767	370.866

	OIL	GAS
GROSS WELLS	2.0	0.0
GROSS ULT., MB & MMF	0.000	200.000
GROSS CUM., MB & MMF	0.000	0.000
GROSS RES., MB & MMF	0.000	200.000
NET RES., MB & MMF	0.000	175.000
NET REVENUE, M$	0.000	792.750
INITIAL PRICE, $	0.000	4.530
INITIAL N.I., PCT.	0.000	87.500

LIFE, YRS.	21.83
DISCOUNT %	10.00
UNDISCOUNTED PAYOUT, YRS.	0.48
DISCOUNTED PAYOUT, YRS.	0.50
UNDISCOUNTED NET/INVEST.	11.53
DISCOUNTED NET/INVEST.	7.31
RATE-OF-RETURN, PCT.	100.00
INITIAL W.I., PCT.	100.000

P.W. %	P.W., M$
5.00	467.038
10.00	370.866
15.00	309.076
20.00	266.217
25.00	234.672
30.00	210.378
40.00	175.130
60.00	132.225
80.00	106.549
100.00	89.229

ESTIMATED RESERVES AND FUTURE NET REVENUE
MOUNTAINEER STATE ENERGY, INC.
OHIO AND WEST VIRGINIA PROPERTIES
PROVED UNDEVELOPED RESERVES

DATE : 03/15/2013
TIME : 10:07:22
DBS : 7310MountaineerSt
SETTINGS : LKA0113
SCENARIO : LKA0113

RESERVES AND ECONOMICS

AS OF DATE: 12/31/2012

END MO-YEAR	GROSS OIL PRODUCTION MBBLS	GROSS GAS PRODUCTION MMCF	NET OIL PRODUCTION MBBLS	NET GAS PRODUCTION MMCF	NET OIL PRICE $/BBL	NET GAS PRICE $/MCF	NET OIL SALES M$	NET GAS SALES M$	TOTAL NET SALES M$
12-2013	1.607	107.508	1.406	94.069	90.580	4.904	127.359	461.345	588.705
12-2014	18.023	284.224	15.770	248.696	90.580	4.866	1428.435	1210.209	2638.645
12-2015	13.568	366.530	11.872	320.714	90.580	4.881	1075.380	1565.489	2640.868
12-2016	8.905	409.555	7.792	358.361	90.580	4.893	705.755	1753.454	2459.209
12-2017	6.582	683.804	5.759	598.328	90.580	4.902	521.662	2933.189	3454.852
12-2018	5.195	385.220	4.546	337.068	90.580	4.899	411.778	1651.288	2063.066
12-2019	4.277	205.896	3.742	180.159	90.580	4.893	338.979	881.454	1220.433
12-2020	3.625	80.220	3.172	70.193	90.580	4.871	287.325	341.943	629.269
12-2021	3.140	7.174	2.747	6.278	90.580	4.530	248.847	28.437	277.284
12-2022	2.765	6.429	2.419	5.625	90.580	4.530	219.119	25.483	244.602
12-2023	2.467	5.830	2.158	5.102	90.580	4.530	195.491	23.111	218.602
12-2024	2.224	5.339	1.946	4.672	90.580	4.530	176.281	21.162	197.443
12-2025	2.023	4.928	1.770	4.312	90.580	4.530	160.368	19.532	179.900
12-2026	1.854	4.579	1.623	4.006	90.580	4.530	146.981	18.148	165.129
12-2027	1.619	4.187	1.417	3.664	90.580	4.530	128.344	16.596	144.940
S TOT	77.874	2561.424	68.140	2241.245	90.580	4.886	6172.104	10950.840	17122.947
AFTER	0.379	16.830	0.331	14.726	90.580	4.530	30.020	66.709	96.729
TOTAL	78.253	2578.253	68.471	2255.971	90.580	4.884	6202.124	11017.549	17219.678

END MO-YEAR	AD VALOREM TAX M$	PRODUCTION TAX M$	DIRECT OPER EXPENSE M$	INTEREST PAID M$	CAPITAL REPAYMENT M$	EQUITY INVESTMENT M$	FUTURE NET CASHFLOW M$	CUMULATIVE CASHFLOW M$	CUM. DISC. CASHFLOW M$
12-2013	0.000	0.176	4.000	0.000	0.000	492.000	92.529	92.529	85.623
12-2014	25.069	1.971	42.400	0.000	0.000	1462.000	1107.204	1199.733	1017.262
12-2015	17.713	1.484	57.900	0.000	0.000	342.000	2221.771	3421.505	2765.837
12-2016	11.633	0.974	60.900	0.000	0.000	1026.000	1359.702	4781.207	3756.984
12-2017	8.595	0.720	66.150	0.000	0.000	0.000	3379.387	8160.594	5958.611
12-2018	6.781	0.568	63.150	0.000	0.000	0.000	1992.567	10153.161	7139.058
12-2019	5.579	0.468	60.150	0.000	0.000	0.000	1154.236	11307.397	7760.997
12-2020	4.727	0.397	55.650	0.000	0.000	0.000	568.495	11875.892	8041.375
12-2021	4.092	0.343	50.400	0.000	0.000	0.000	222.449	12098.341	8140.320
12-2022	3.602	0.302	50.400	0.000	0.000	0.000	190.297	12288.638	8217.269
12-2023	3.213	0.270	50.400	0.000	0.000	0.000	164.719	12453.357	8277.820
12-2024	2.897	0.243	50.400	0.000	0.000	0.000	143.903	12597.260	8325.910
12-2025	2.635	0.221	50.400	0.000	0.000	0.000	126.644	12723.904	8364.385
12-2026	2.414	0.203	50.400	0.000	0.000	0.000	112.112	12836.016	8395.349
12-2027	2.227	0.177	47.900	0.000	0.000	0.000	94.636	12930.652	8419.148
S TOT	101.176	8.517	760.600	0.000	0.000	3322.000	12930.652	12930.652	8419.148
AFTER	0.443	0.041	30.900	0.000	0.000	0.000	65.345	12995.998	8431.695
TOTAL	101.619	8.559	791.500	0.000	0.000	3322.000	12995.997	12995.998	8431.695

	OIL	GAS
GROSS WELLS	8.0	7.0
GROSS ULT., MB & MMF	78.253	2578.253
GROSS CUM., MB & MMF	0.000	0.000
GROSS RES., MB & MMF	78.253	2578.253
NET RES., MB & MMF	68.471	2255.971
NET REVENUE, M$	6202.124	11017.551
INITIAL PRICE, $	90.580	4.893
INITIAL N.I., PCT.	87.500	87.500

LIFE, YRS.	23.08
DISCOUNT %	10.00
UNDISCOUNTED PAYOUT, YRS.	0.84
DISCOUNTED PAYOUT, YRS.	0.85
UNDISCOUNTED NET/INVEST.	4.91
DISCOUNTED NET/INVEST.	4.06
RATE-OF-RETURN, PCT.	100.00
INITIAL W.I., PCT.	100.000

P.W. %	P.W., M$
5.00	10348.501
10.00	8431.695
15.00	6998.169
20.00	5897.987
25.00	5035.544
30.00	4347.335
40.00	3331.971
60.00	2131.544
80.00	1478.749
100.00	1085.751

SCHEDULE 2

ESTIMATED RESERVES AND FUTURE NET REVENUE
MOUNTAINEER STATE ENERGY, INC.
MAXIMUM TO MINIMUM LEASE SUMMARY

(SORTED BY RESERVE CATEGORY, DFNR)

ARIES I.D.	LEASE	RSV CAT	STATE	COUNTY	API CODE	GROSS OIL MBO	GROSS GAS MMCF	NET OIL MBO	NET GAS MMCF	WORKING INTEREST	REVENUE INTEREST	CASHFLOW (M$)	DFNR DISC 10% (M$)
PROVED DEVELOPED PRODUCING RESERVES													
222	ROGER GAUL #274	1PDP	OH	MEIGS		10.528	10.528	9.212	9.212	1.000000	0.875000	724.072	502.651
11	JIM ROUSH 178	1PDP	OH	MEIGS		6.284	15.145	5.499	13.252	1.000000	0.875000	426.908	294.356
1	MYERS # 401 BEREA WELL	1PDP	OH	MEIGS		7.952	58.818	3.897	28.821	0.560000	0.490000	404.456	263.738
8	JIM BERNARD 167	1PDP	OH	MEIGS		5.648	17.808	4.942	15.582	1.000000	0.875000	373.851	251.657
2	GUAL # 402 BEREA	1PDP	OH	MEIGS		7.391	10.348	6.467	9.054	1.000000	0.875000	403.222	244.131
221	KARL RUSSELL #273	1PDP	OH	MEIGS		5.809	0.000	5.083	0.000	1.000000	0.875000	332.622	240.317
172	MEIGS CO., OHIO - COMPOSITE	1PDP	OH	MEIGS		0.000	333.877	0.000	292.143	1.000000	0.875000	110.066	98.300
170	JACKSON CO., WV - COMPOSITE	1PDP	WV	JACKSON		0.000	56.958	0.000	49.838	1.000000	0.875000	26.888	25.414
6	JAY BLACKWOOD 165	1PDP	OH	MEIGS		0.069	0.142	0.061	0.125	1.000000	0.875000	1.216	1.173
169	ROANE CO., WV - COMPOSITE	1PDP	WV	ROANE		0.000	0.000	0.000	0.000	0.000000	0.000000	0.000	0.000
171	CALHOUN CO., WV - COMPOSITE	1PDP	WV	CALHOUN		0.000	0.000	0.000	0.000	1.000000	0.875000	0.000	0.000
7	LLOYD BLACKWOOD 166	1PDP	OH	MEIGS		0.000	0.000	0.000	0.000	0.000000	0.000000	0.000	0.000
168	ATHENS CO., OHIO - COMPOSITE	1PDP	OH	ATHENS		0.000	0.000	0.000	0.000	0.000000	0.000000	0.000	0.000
	TOTAL PROVED DEVELOPED PRODUCING RESERVES					43.683	503.624	35.161	418.026			2,803.301	1,921.739
PROVED DEVELOPED BEHIND-PIPE RESERVES													
9	MARY SHEETS 168	3PBP	OH	MEIGS		0.000	100.000	0.000	87.500	1.000000	0.875000	341.683	196.737
10	JON GREUSSER 169	3PBP	OH	MEIGS		0.000	100.000	0.000	87.500	1.000000	0.875000	290.083	174.129
	TOTAL PROVED DEVELOPED BEHIND-PIPE RESERVES					0.000	200.000	0.000	175.000			631.767	370.866
PROVED UNDEVELOPED RESERVES													
216	ORISKANY PUD 1	5PUD	WV	JACKSON		0.000	400.000	0.000	350.000	1.000000	0.875000	1,365.250	1,120.595
217	ORISKANY PUD 2	5PUD	WV	JACKSON		0.000	400.000	0.000	350.000	1.000000	0.875000	1,365.250	1,018.723
218	ORISKANY PUD 3	5PUD	WV	JACKSON		0.000	400.000	0.000	350.000	1.000000	0.875000	1,365.250	926.112
219	ORISKANY PUD 4	5PUD	WV	JACKSON		0.000	400.000	0.000	350.000	1.000000	0.875000	1,365.250	841.920
224	ORISKANY PUD 5	5PUD	WV	JACKSON		0.000	400.000	0.000	350.000	1.000000	0.875000	1,365.250	794.464

ESTIMATED RESERVES AND FUTURE NET REVENUE
MOUNTAINEER STATE ENERGY, INC.
MAXIMUM TO MINIMUM LEASE SUMMARY

(SORTED BY RESERVE CATEGORY, DFNR)

ARIES I.D.	LEASE	RSV CAT	STATE	COUNTY	API CODE	GROSS OIL MBO	GROSS GAS MMCF	NET OIL MBO	NET GAS MMCF	WORKING INTEREST	REVENUE INTEREST	CASHFLOW (M$)	DFNR DISC 10% (M$)
225	ORISKANY PUD 6	5PUD	WV	JACKSON		0.000	400.000	0.000	350.000	1.000000	0.875000	1,365.250	794.464
223	CALAWAY # 2 (PUD 2)	5PUD	OH	MEIGS		10.708	10.708	9.370	9.370	1.000000	0.875000	725.176	482.447
5	CALAWAY # 1 (PUD #1)	5PUD	OH	ATHENS		10.708	10.708	9.370	9.370	1.000000	0.875000	655.986	433.043
3	C.C. HENDERSON (PUD #3)	5PUD	OH	MEIGS		10.708	10.708	9.370	9.370	1.000000	0.875000	655.986	407.582
227	PATTY & MARK F. VARNEY (PUD #6)	5PUD	OH	MEIGS		10.708	10.708	9.370	9.370	1.000000	0.875000	655.986	402.488
4	CLEATUS & IDA FARREL (PUD #4)	5PUD	OH	MEIGS		10.708	10.708	9.370	9.370	1.000000	0.875000	605.176	371.963
13	ROBERT DOVEWHITE (PUD #5)	5PUD	OH	MEIGS		8.237	8.237	7.207	7.207	1.000000	0.875000	450.604	271.139
228	ESTER FAULKNER (PUD#7)	5PUD	OH	MEIGS		8.237	8.237	7.207	7.207	1.000000	0.875000	450.604	269.444
229	JIM BERNARD (PUD#8)	5PUD	OH	MEIGS		8.237	8.237	7.207	7.207	1.000000	0.875000	450.604	267.631
226	KEVIN HARRIS	5PUD	OH	MEIGS		0.000	100.000	0.000	87.500	1.000000	0.875000	154.375	29.680
	TOTAL PROVED UNDEVELOPED RESERVES					78.253	2,578.253	68.471	2,255.972			12,995.997	8,431.695
	TOTAL PROVED RESERVES					121.935	3,281.877	103.632	2,848.998			16,431.065	10,724.299

3/18/2013 9:06:46 AM

THIS SCHEDULE IS PART OF A REPORT AND SUBJECT TO QUALIFICATIONS OF THE REPORT.
LEE KEELING AND ASSOCIATES, INC.

SCHEDULE 3

ESTIMATED RESERVES AND FUTURE NET REVENUE
MOUNTAINEER STATE ENERGY, INC.
ALPHABETICAL LEASE SUMMARY

(SORTED BY LEASE, WELL ID, RESERVE CATEGORY)

ARIES I.D.	LEASE	RSV CAT.	STATE	COUNTY	RESERVOIR	GROSS OIL MBO	GROSS GAS MMCF	NET OIL MBO	NET GAS MMCF	WORKING INTEREST	REVENUE INTEREST	CASHFLOW (M$)	DFNR DISC 10% (M$)
168	ATHENS CO., OHIO - COMPOSIT	1PDP	OH	ATHENS		0.000	0.000	0.000	0.000	0.000000	0.000000	0.000	0.000
3	C.C. HENDERSON (PUD #3)	5PUD	OH	MEIGS	BEREA	10.708	10.708	9.370	9.370	1.000000	0.875000	655.986	407.582
5	CALAWAY # 1 (PUD #1)	5PUD	OH	ATHENS	BEREA	10.708	10.708	9.370	9.370	1.000000	0.875000	655.986	433.043
223	CALAWAY # 2 (PUD 2)	5PUD	OH	MEIGS	BEREA	10.708	10.708	9.370	9.370	1.000000	0.875000	725.176	482.447
171	CALHOUN CO., WV - COMPOSIT	1PDP	WV	CALHOUN		0.000	0.000	0.000	0.000	1.000000	0.875000	0.000	0.000
4	CLEATUS & IDA FARREL (PUD #	5PUD	OH	MEIGS	BEREA	10.708	10.708	9.370	9.370	1.000000	0.875000	605.176	371.963
228	ESTER FAULKNER (PUD#7)	5PUD	OH	MEIGS	BEREA	8.237	8.237	7.207	7.207	1.000000	0.875000	450.604	269.444
2	GUAL # 402 BEREA	1PDP	OH	MEIGS	BEREA	7.391	10.348	6.467	9.054	1.000000	0.875000	403.222	244.131
170	JACKSON CO., WV - COMPOSIT	1PDP	WV	JACKSON		0.000	56.958	0.000	49.838	1.000000	0.875000	28.888	25.414
6	JAY BLACKWOOD 165	1PDP	OH	MEIGS	BEREA	0.069	0.142	0.061	0.125	1.000000	0.875000	1.216	1.173
229	JIM BERNARD (PUD#8)	5PUD	OH	MEIGS	BEREA	8.237	8.237	7.207	7.207	1.000000	0.875000	450.604	267.631
8	JIM BERNARD 167	1PDP	OH	MEIGS	BEREA	5.648	17.808	4.942	15.582	1.000000	0.875000	373.851	251.657
11	JIM ROUSH 178	1PDP	OH	MEIGS	BEREA	6.284	15.145	5.499	13.252	1.000000	0.875000	426.908	294.356
10	JON GREUSSER 169	3PBP	OH	MEIGS	BEREA	0.000	100.000	0.000	87.500	1.000000	0.875000	290.083	174.129
221	KARL RUSSELL #273	1PDP	OH	MEIGS	BEREA	5.809	0.000	5.083	0.000	1.000000	0.875000	332.622	240.317
226	KEVIN HARRIS	5PUD	OH	MEIGS	OHIO SHALE	0.000	100.000	0.000	87.500	1.000000	0.875000	154.375	29.680
7	LLOYD BLACKWOOD 166	1PDP	OH	MEIGS	BEREA	0.000	0.000	0.000	0.000	0.000000	0.000000	0.000	0.000
9	MARY SHEETS 168	3PBP	OH	MEIGS	BEREA	0.000	100.000	0.000	87.500	1.000000	0.875000	341.683	196.737
172	MEIGS CO., OHIO - COMPOSITE	1PDP	OH	MEIGS		0.000	333.877	0.000	292.143	1.000000	0.875000	110.066	98.300
1	MYERS # 401 BEREA WELL	1PDP	OH	MEIGS	BEREA	7.952	58.818	3.897	28.821	0.560000	0.490000	404.456	263.738
216	ORISKANY PUD 1	5PUD	WV	JACKSON	ORISKANY	0.000	400.000	0.000	350.000	1.000000	0.875000	1,365.250	1,120.595
217	ORISKANY PUD 2	5PUD	WV	JACKSON	ORISKANY	0.000	400.000	0.000	350.000	1.000000	0.875000	1,365.250	1,018.723
218	ORISKANY PUD 3	5PUD	WV	JACKSON	ORISKANY	0.000	400.000	0.000	350.000	1.000000	0.875000	1,365.250	926.112
219	ORISKANY PUD 4	5PUD	WV	JACKSON	ORISKANY	0.000	400.000	0.000	350.000	1.000000	0.875000	1,365.250	841.920
224	ORISKANY PUD 5	5PUD	WV	JACKSON	ORISKANY	0.000	400.000	0.000	350.000	1.000000	0.875000	1,365.250	794.464
225	ORISKANY PUD 6	5PUD	WV	JACKSON	ORISKANY	0.000	400.000	0.000	350.000	1.000000	0.875000	1,365.250	794.464
227	PATTY & MARK F. VARNEY (PUD	5PUD	OH	MEIGS	BEREA	10.708	10.708	9.370	9.370	1.000000	0.875000	655.986	402.488
169	ROANE CO., WV - COMPOSITE	1PDP	WV	ROANE		0.000	0.000	0.000	0.000	0.000000	0.000000	0.000	0.000

SCHEDULE 3

ESTIMATED RESERVES AND FUTURE NET REVENUE
MOUNTAINEER STATE ENERGY, INC.
ALPHABETICAL LEASE SUMMARY

(SORTED BY LEASE, WELL ID, RESERVE CATEGORY)

ARIES I.D.	LEASE	RSV CAT.	STATE	COUNTY	RESERVOIR	GROSS OIL MBO	GROSS GAS MMCF	NET OIL MBO	NET GAS MMCF	WORKING INTEREST	REVENUE INTEREST	CASHFLOW (M$)	DFNR DISC 10% (M$)
13	ROBERT DOVEWHITE (PUD #5)	5PUD	OH	MEIGS	BEREA	8.237	8.237	7.207	7.207	1.000000	0.875000	450.604	271.139
222	ROGER GAUL #274	1PDP	OH	MEIGS	BEREA	10.528	10.528	9.212	9.212	1.000000	0.875000	724.072	502.651
					TOTAL	121.935	3,281.877	103.632	2,848.998			16,431.065	10,724.299

THIS SCHEDULE IS PART OF A REPORT AND SUBJECT TO QUALIFICATIONS OF THE REPORT.
LEE KEELING AND ASSOCIATES, INC.

MOUNTAINEER STATE ENERGY, INC.

INDEX OF PROPERTIES

PAGE NO.	LEASE	ARIES I.D.	RESERVE CAT.	STATE	COUNTY	RESERVOIR
1	ATHENS CO., OHIO - COMPOSITE	168	1PDP	OH	ATHENS	
16	C.C. HENDERSON (PUD #3)	3	5PUD	OH	MEIGS	BEREA
17	CALAWAY # 1 (PUD #1)	5	5PUD	OH	ATHENS	BEREA
18	CALAWAY # 2 (PUD 2)	223	5PUD	OH	MEIGS	BEREA
2	CALHOUN CO., WV - COMPOSITE	171	1PDP	WV	CALHOUN	
19	CLEATUS & IDA FARREL (PUD #4)	4	5PUD	OH	MEIGS	BEREA
20	ESTER FAULKNER (PUD#7)	228	5PUD	OH	MEIGS	BEREA
3	GUAL # 402 BEREA	2	1PDP	OH	MEIGS	BEREA
4	JACKSON CO., WV - COMPOSITE	170	1PDP	WV	JACKSON	
5	JAY BLACKWOOD 165	6	1PDP	OH	MEIGS	BEREA
21	JIM BERNARD (PUD#8)	229	5PUD	OH	MEIGS	BEREA
6	JIM BERNARD 167	8	1PDP	OH	MEIGS	BEREA
7	JIM ROUSH 178	11	1PDP	OH	MEIGS	BEREA
14	JON GREUSSER 169	10	3PBP	OH	MEIGS	BEREA
8	KARL RUSSELL #273	221	1PDP	OH	MEIGS	BEREA
22	KEVIN HARRIS	226	5PUD	OH	MEIGS	OHIO SHALE
9	LLOYD BLACKWOOD 166	7	1PDP	OH	MEIGS	BEREA
15	MARY SHEETS 168	9	3PBP	OH	MEIGS	BEREA
10	MEIGS CO., OHIO - COMPOSITE	172	1PDP	OH	MEIGS	
11	MYERS # 401 BEREA WELL	1	1PDP	OH	MEIGS	BEREA
23	ORISKANY PUD 1	216	5PUD	WV	JACKSON	ORISKANY
24	ORISKANY PUD 2	217	5PUD	WV	JACKSON	ORISKANY
25	ORISKANY PUD 3	218	5PUD	WV	JACKSON	ORISKANY
26	ORISKANY PUD 4	219	5PUD	WV	JACKSON	ORISKANY
27	ORISKANY PUD 5	224	5PUD	WV	JACKSON	ORISKANY
28	ORISKANY PUD 6	225	5PUD	WV	JACKSON	ORISKANY
29	PATTY & MARK F. VARNEY (PUD #6)	227	5PUD	OH	MEIGS	BEREA

THIS SCHEDULE IS PART OF A REPORT AND SUBJECT TO QUALIFICATIONS OF THE REPORT.
LEE KEELING AND ASSOCIATES, INC

MOUNTAINEER STATE ENERGY, INC.

INDEX OF PROPERTIES

THIS SCHEDULE IS PART OF A REPORT AND SUBJECT TO QUALIFICATIONS OF THE REPORT.
LEE KEELING AND ASSOCIATES, INC